Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1.IDENTITY OF COMPANY

1.1.	Name and Address of Company

Canopy Growth Corporation (the “Company”) 1 Hershey Drive

Smiths Falls, Ontario K7A 0A8

1.2.	Executive Officer

The following executive officer of the Company is knowledgeable about the Arrangement (as defined below) and this report:

Mr. Tim Saunders

Executive Vice President & Chief Financial Officer Telephone: (613) 706-2185 ext. 150

ITEM 2.DETAILS OF ACQUISITION

2.1.	Nature of Business Acquired

All amounts in this business acquisition report are stated in Canadian dollars.

On July 10, 2018, the Company announced that it had entered into an arrangement agreement dated July 10, 2018 (the “Arrangement Agreement”) with Hiku Brands Company Ltd. (“Hiku”), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, the Company acquired all of the issued and outstanding shares of Hiku (the “Hiku Shares”) by way of a statutory plan of arrangement of Hiku under the Business Corporations Act (British Columbia) (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, holders of Hiku Shares (the “Hiku Shareholders”) received 0.046 of a common share of the Company (each whole common share, a “Canopy Share”) for each Hiku Share held.

Hiku has built a portfolio of engaging cannabis brands, immersive retail experiences and handcrafted cannabis production. Hiku’s wholly-owned subsidiary, DOJA Cannabis Ltd. (“DOJA Cannabis”), owns two production facilities in the heart of British Columbia’s Okanagan Valley, one of which is federally licensed by Health Canada to cultivate and distribute cannabis. Hiku is focused on building a portfolio of cannabis brands, cannabis retail stores and bringing handcrafted cannabis production to market. With a retail footprint led by TS Brandco Inc. (“Tokyo Smoke”), a wholly-owned subsidiary of Hiku, artisanal cannabis production through DOJA Cannabis’ licensed production facility, Van der Pop’s female-focused educational platform and Maïtri’s focus on the Quebecois market,

Hiku houses a portfolio of cannabis brands in Canada. Tokyo Smoke was awarded one of four initial master retail licenses for cannabis in the Province of Manitoba and has entered into supply agreements with the British Columbia Liquor Distribution branch and the Ontario Cannabis Store. Hiku also operates a network of retail stores selling coffee, clothing and curated accessories in British Columbia, Alberta and Ontario.

2.2.	Date of Acquisition

September 5, 2018.

2.3.	Consideration

Pursuant to the terms of the Arrangement Agreement, the Hiku Shareholders received 0.046 of a Canopy Share for each Hiku Share (the “Exchange Ratio”). The Exchange Ratio represents the equivalent of $3.14962 per Hiku Share, based on the closing price of the Canopy Shares on the date of closing of the Arrangement.

All of Hiku’s restricted share units (the “Hiku RSUs”) vested at the effective time of the Arrangement in accordance with the terms of the Arrangement Agreement and were exchanged on the basis of one Hiku Share per Hiku RSU.

All of Hiku’s outstanding options (the “Hiku Options”) were exchanged for an equivalent option granted pursuant to Canopy’s omnibus incentive plan (each, a “Replacement Option”) to purchase Canopy Shares (rounded down to the nearest whole Canopy Share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Hiku Shares subject to such Hiku Option. Each Replacement Option provides for an exercise price per Canopy Share (rounded up to the nearest whole cent) equal to:

(x) the exercise price per Hiku Share purchasable pursuant to such Hiku Option; divided by (y) the Exchange Ratio.

All of Hiku’s outstanding warrants (the “Hiku Warrants”) continued to be governed by and subject to the terms of the original warrant agreements but upon exercise will be exercisable for a number of Canopy Shares equal to: (i) the Exchange Ratio multiplied by (ii) the number of Hiku Shares subject to such Hiku Warrant.

All of Hiku’s outstanding debentures (the “Hiku Debentures”) continued to be governed by and subject to the terms of the original debenture indentures, but upon conversion will be exercisable for a number of Canopy Shares equal to: (i) the Exchange Ratio multiplied by (ii) the number of Hiku Shares subject to such Hiku Debenture.

In connection with the closing of the Arrangement, Canopy issued an aggregate of 7,943,123 Canopy Shares to the former Hiku Shareholders (including former holders of Hiku RSUs).

2.4.	Effect on Financial Position

The expected effect of the acquisition on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements of the

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Company included with this business acquisition report.

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Arrangement which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or a substantial part of the business acquired pursuant to the Arrangement or to make any material changes to the Company’s business.

Upon completion of the Arrangement, Hiku became a wholly-owned subsidiary of the Company. The business and operations of Hiku have been combined with those of the Company.

2.5.	Prior Valuations

To the knowledge of the Company, no valuation opinion was required by securities legislation or a Canadian exchange or market within the last 12 months to support the consideration paid by the Company pursuant to the Arrangement.

2.6.	Parties to Transaction

The Acquisition was not with an informed person (as that term is defined in section

1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7.	Date of Report

November 12, 2018

ITEM 3.FINANCIAL STATEMENTS AND OTHER INFORMATION

The following documents of Hiku are attached as Schedule “A” to this business acquisition report:

(a)

the audited annual consolidated financial statements of Hiku, together with the notes thereto and the auditor’s report thereon, as at and for the nine months ended December 31, 2017 and twelve months ended March 31, 2017; and

(b)	the unaudited condensed interim consolidated financial statements of Hiku, together with the notes thereto, for the three and six months ended June 30, 2018 and 2017.

The Company has not requested the consent of Hiku’s auditors to include their auditor’s report in this business acquisition report; therefore, such consent has not been provided.

The following pro-forma documents of the Company are attached as Schedule “B” to this business acquisition report:

(c)	the unaudited pro-forma condensed interim consolidated statement of financial position of the Company as at June 30, 2018;

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(d)	the unaudited pro-forma consolidated statement of operations of the Company and pro-forma earnings per share for the year ended March 31, 2018; and
(e)	the unaudited pro-forma condensed interim consolidated statement of operations of the Company and pro-forma earnings per share for the three months ended June 30, 2018.

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SCHEDULE A

HIKU FINANCIAL STATEMENTS

- see attached -

Hiku Brands Company Ltd.

(Formerly DOJA Cannabis Company Limited)

CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended December 31, 2017 and twelve months ended March 31, 2017

(In Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DOJA Cannabis Company Limited (the “Company”) have been approved by the Board of Directors and have been prepared in accordance with International Financial Reporting Standards, which recognize the necessity of relying on some best estimates and informed judgements. The financial information contained in the management’s discussion and analysis is consistent with the consolidated financial statements. The Company undertakes steps to ensure the information presented is accurate and conforms to applicable laws and standards, including:

•

Management maintains accounting systems and related internal controls and supporting procedures to provide reasonable assurance that assets are safeguarded, transactions are properly authorized, and complete and accurate financial records are maintained to provide reliable information for the preparation of the consolidated financial statements in a timely manner.

•

The Board of Directors oversees the management of the business and the affairs for the Company including ensuring management fulfills its responsibility for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

•

The Audit Committee of the Board of Directors, comprised of three members and chaired by an independent director, has reviewed the consolidated financial statements with management and the external auditors.

MNP LLP Chartered Accountants, the Company’s external auditors, who are appointed by the Company’s shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

“Signed”	“Signed”
Jeff Barber	Alan Gertner
CFO	CEO & Director

April 30, 2017

Independent Auditors’ Report

To the Shareholders of Hiku Brands Company Ltd. (formerly, DOJA Cannabis Company Ltd.):

We have audited the accompanying consolidated financial statements of Hiku Brands Company Ltd. (formerly, DOJA Cannabis Company Ltd.), which comprise the consolidated statements of financial position as at December 31, 2017 and March 31, 2017, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the nine-month period ending December 31, 2017 and for the year ended March 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hiku Brands Company Ltd. (formerly, DOJA Cannabis Company Ltd.) as at December 31, 2017 and March 31, 2017 and its financial performance and its cash flows for the nine-month period ended December 31, 2017 and for the year ended March 31, 2017 in accordance with International Financial Reporting Standards.

Toronto, Ontario April 30, 2018	Chartered Professional Accountants Licensed Public Accountants

Hiku Brands Company Ltd. (Formerly DOJA Cannabis Company Limited.)

Statements of Financial Position
(Expressed in Canadian Dollars)
	As at December 31, 2017	As at March 31, 2017
Assets
Current assets
Cash	$16,908,526	$1,897,664
Subscription receivable	-	347,500
Other receivables	160,346	89,472
Prepaids	31,838	-
Inventory (note 5)	244,141	-
Biological assets (note 5)	118,500	-
	17,463,351	2,334,636
Property and equipment (note 6)	5,430,720	2,448,212
	$22,894,071	$4,782,848
Liabilities Current liabilities
Accounts payable and accrued liabilities	$568,968	$203,962
Current portion of mortgage payable (note 7)	13,982	13,387
	582,950	217,349
Mortgage payable (note 7)	572,024	582,114
Convertible debentures (note 8)	11,193,849	-
Deferred tax liability (note 11)	484,990	-
	12,833,813	799,463
Shareholders' equity Share capital (note 9)	11,538,504	4,451,420
Contributed surplus (note 9)	4,520,084	645,228
Warrant reserve (note 9)	1,470,269	115,151
Deficit	(7,468,599)	(1,228,414)
	10,060,258	3,983,385
	$22,894,071	$4,782,848

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments (note 14)

On behalf of the Board

“Signed”	“Signed”

Trent Kitsch	Alan Gertner
President & Director	CEO & Director

Hiku Brands Company Ltd. (Formerly DOJA Cannabis Company Limited)

Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
	Nine Months ended Dec 31, 2017	Twelve Months ended March 31, 2017
Revenue:
Production Sales	$-	$-
Production cost of sales	(509,501)	-
Production amortization and depreciation (note 6)	(21,854)	-
Gross profit (loss) before fair value adjustments	(531,355)	-
Unrealized gain on change of fair value of biological assets (note 5)	264,301	-
Gross loss	(267,054)	-
Expenses: General and administrative	887,254	425,902
Sales and marketing	925,059	-
Professional Fees	274,532	80,208
Loss on change in fair value of derivative liability	-	492
Stock-based compensation (note 9)	740,880	459,228
Amortization and depreciation (note 6)	66,389	-
	2,894,114	965,830
Loss from operations before income taxes	(3,161,168)	(965,830)
Listing costs (note 4)	(3,925,311)	-
Other income	(1,477)	(1,542)
Loss before income taxes	(7,087,956)	(967,372)
Income tax recovery (note 11)	847,771	-
Net loss and comprehensive loss	$(6,240,185)	$(967,372)
Net loss per share Basic and diluted	$(0.11)	$(0.07)
Weighted average shares outstanding	55,036,867	14,113,290

The accompanying notes are an integral part of these consolidated financial statements.

Hiku Brands Company Ltd. (Formerly DOJA Cannabis Company Limited)

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars) (Audited)
	Share Capital	Contributed Surplus	Warrant Reserve	Deficit	Total Equity
Balance, March 31, 2017 Shares issued for cash, net of issuance costs	$4,451,420	$645,228	$115,151	$(1,228,414)	$3,983,385
(note 9)	3,046,125	-	-	-	3,046,125
Shares issued for services (note 9)	718,679	-	-	-	718,679
Stock based compensation (note 9)	-	740,880	-	-	740,880
Reverse takeover transaction (note 4)	2,535,243	29,032	1,135,374	-	3,699,649
Issuance of convertible debt (net of deferred tax) (note 8)	-	3,104,944	498,446	-	3,603,390
Exercise of warrants (note 9)	787,037	-	(278,702)	-	508,335
Net loss for the period	-	-	-	(6,240,185)	(6,240,185)
Balance, December 31, 2017	$11,538,504	$4,520,084	$1,470,269	$(7,468,599)	$10,060,258
Balance, March 31, 2016	$12	$-	$-	$(261,042)	$(261,030)
Cancellation of shares	(12)	-	-	-	(12)
Subscription receivable	3,943,623	-	115,151	-	4,058,774
Shares issued for services	347,500	-	-	-	347,500
Conversion of promissory notes	62,797	-	-	-	62,797
Exercise of preferrential participation rights	97,500	186,000	-	-	283,500
Stock-based compensation	-	459,228	-	-	459,228
Net loss for the period	-	-	-	(967,372)	(967,372)
Balance, March 31, 2017	$4,451,420	$645,228	$115,151	$(1,228,414)	$3,983,385

The accompanying notes are an integral part of these consolidated financial statements.

Hiku Brands Company Ltd. (Formerly DOJA Cannabis Company Limited)

Statements of Cash Flows (Expressed in Canadian Dollars)
	Nine Months ended Dec 31, 2017	Twelve Months ended March 31, 2017
Cash flow from operating activities
Net loss	$(6,240,185)	$(967,372)
Add (deduct) items not involving cash
Accretion and accrued interest	-	8,987
Loss of change in fair value of derivative liability	-	492
Stock-based compensation (note 9)	740,880	459,228
Amortization and depreciation (note 6)	88,243	-
Shares issued for services (note 9)	718,679	62,797
Change in fair value of biological assets (note 5)	(264,301)	-
Non-cash listing costs (note 4)	3,699,648	-
Deferred income tax expense (recovery) (note 11)	(847,771)	-
Change in non-cash working capital
Other receivables	(70,874)	(76,116)
Prepaid expenses	(31,838)	1,330
Inventory and biological assets (note 5)	(98,340)	-
Accounts payable and accrued liabilities	365,006	190,330
	(1,940,853)	(320,324)
Cash flow from financing activities
Private placement of shares, net of issuance costs (note 9)	3,393,626	4,058,774
Issuance of convertible debentures, net of issuance costs (note 8)	16,130,000	-
Advances/repayment to related parties	-	(16,303)
Proceeds from mortgages payable, net of repayments (note 7)	-	595,501
Exercise of Warrants (note 9)	508,335	-
Repayment of mortgage payable (note 8)	(30,042)	-
Interest paid in cash	20,547	-
	20,022,466	4,637,972
Cash flow from investing activities
Investment in property and equipment (note 6)	(3,070,751)	(2,448,212)
	(3,070,751)	(2,448,212)
Increase in cash	15,010,862	1,869,436
Cash, beginning of period	1,897,664	-
Cash, end of period	$16,908,526	$1,869,436

The accompanying notes are an integral part of these consolidated financial statements.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

1.	Nature of operations

Hiku Brands Company Ltd. (“Hiku” or the “Company) (formerly DOJA Cannabis Company Limited (“DOJA”) and Northern Lights Marijuana Company Limited “(NLMCL”)) was incorporated under the BC Business Corporations Act. The Company’s principal business activity is the cultivation of medical cannabis under the license issued by Health Canada to the Company’s wholly owned subsidiary DOJA Cannabis Ltd (“DOJA Cannabis”). Subsequent to December 31, 2017 The Company received an amendment to its ACMPR to permit sales of medicinal cannabis. The Company has not yet earned any revenues from sales of cannabis.

On August 3, 2017 SG Spirit Gold Inc. completed a reverse takeover transaction, pursuant to which, DOJA Cannabis amalgamated with a wholly owned subsidiary of the company (note 4). As DOJA has been identified as the accounting acquirer, these financial statements are considered a continuation of DOJA and any comparative information provided prior to the reverse takeover are those of DOJA. The company’s common shares resumed trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DOJA” on August 4, 2017

On January 30, 2018 subsequent to the acquisition of TS Brandco Holdings Inc (note 15), the Company renamed Hiku Brands Company Ltd and resumed trading on the CSE as “HIKU”.

All prior year number of shares, options and warrants are posted consolidated and adjusted by 1.8 times for the reverse takeover transaction in Note 4.

2.	Basis of presentation

(a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

These audited consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board”) on April 30, 2018.

(b)	Basis of Measurement

These financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value and biological assets measured at fair value less cost to sell, as detailed in the Company’s accounting policies. These consolidated financial statements have been prepared using the accrual basis of accounting.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, DOJA Cannabis Ltd. And DOJA Café Ltd. All significant intercompany transactions were eliminated on consolidation.

(d)	Functional and presentation currency

The Company and its subsidiaries’ functional currency, as determined by management, is the Canadian dollar. These financial statements are presented in Canadian dollars.

(e)	Change in year end

Pursuant to the amalgamation (note 4) the Company was deemed to have changed its year end from Dec 31 to March 31, being the fiscal year end of the wholly owned subsidiary DOJA Cannabis. The directors of the Company

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively have determined that it is in the best interests of the Company to revert to a December 31st year end. The Company’s transition year will consist of a 9-month period ended December 31, 2017.

3.	Significant accounting policies

(a)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

(b)	Inventory

Inventories of harvested finished goods and packing materials are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value.

(c)	Biological assets

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

(d)	Property, Plant and Equipment

Plant, property and equipment is measured at cost less accumulated amortization and impairment losses. Amortization is provided using the following terms and method:

Buildings & Improvements	Straight Line over 15 – 30 years
Production Equipment	Straight Line over 3 – 30 years
Furniture & Fixtures	Straight Line over 1 – 5 years
Land	Not Amortized
Assets Under Development	Not Amortized

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Asset under development is transferred to the related category when the area is Licensed by Health Canada for cultivation and therefore available for use.

(e)	Impairment of long lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

(f)	Financial Instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent.

Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to financial assets or liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Company initially recognizes financial assets at fair value on the date that they are acquired, adjusted for transaction costs, if applicable. All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as financial assets at fair value through profit and loss, held to maturity, available for sale or loans and receivables. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at adjusted fair value, adjusted for applicable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial instrument, or, where appropriate, a shorter period.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that they are originated, and are adjusted for transaction costs, if applicable. All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either financial liabilities at fair value through profit and loss or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

Impairment of financial assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been negatively affected.

The amount of the impairment loss recognized is the difference between the carrying amount of the financial asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account.

(g)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible debt that can be converted to share capital at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity convertible option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

(h)	Loss per share, basic and dilutive

The Company presents basic and diluted loss per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise warrants and share options issued. Items with an anti-dilutive impact are excluded from the calculation.

For the periods presented, all options and warrants are anti-dilutive.

(i)	Share Based Compensation

The Company has an employee stock option plan, performance warrant plan and an RSU plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate.

For stock options granted to non-employees the compensation expense is measured at the fair value of the goods and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based reserve to share capital

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

(j)	Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

(k)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

(l)	Borrowing Costs

Borrowing costs, if any, directly attributable to the acquisition or construction of a qualifying asset are capitalized. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. The capitalized borrowing cost is calculated by applying the weighted average borrowing rate, giving consideration first to any project specific borrowings or any directly attributable general borrowings, to the accumulated average costs for the period, until the assets are substantially ready for their intended use. All other borrowing costs are recognized in finance costs in the consolidated statements of loss and comprehensive loss.

(m)	Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets or liabilities in the event that actual results differ from the assumptions made, relate to, but are not limited to the following:

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

1.	Biological Assets

Management is required to make a number of estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions such as estimating the stage of completion, harvesting costs, sales prices and expected yields of cannabis plants.

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis of the cost of finished goods inventories subsequent to harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

2.	Fair Value of Stock Options, Performance Warrants, Warrants and Restricted Share Units

Determining the fair value of stock options on the grant date, including performance based warrants, requires judgement related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or components’ equity. The key estimates used by management are the stock price volatility, expected life of the options, share price, rate of forfeiture and expected timing of performance criteria.

3.	Convertible Debt

The identification of convertible debentures components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

4.	Income Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

5.	Depreciation and Amortization

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

(n)	New standards, amendments and interpretations not yet adopted

These consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2017.

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations have been released and have not been applied in preparing these financial statements, as set out below:

•

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company does not expect this standard to have a significant impact on the Company’s financial statements at this time.

•

IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company does not expect this standard to have a significant impact on the Company’s financial statements at this time.

•

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application if IFRS 15 is also applied. The Company does not expect this standard to have a significant impact on the Company’s financial statements at this time.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

4.	Reverse Acquisition

On August 3, 2017, the Company completed a three-cornered amalgamation among the Company, DOJA Cannabis and a wholly-owned subsidiary of the Company incorporated solely for the purpose of completing the amalgamation, resulting in DOJA Cannabis becoming a direct, wholly-owned subsidiary of the Company. The amalgamation constituted a reverse acquisition of the Company by DOJA Cannabis, with the Company (being the legal parent) as the accounting acquiree and DOJA Cannabis (being the legal subsidiary) as the accounting acquirer. In connection with the closing of the reverse acquisition, the Company changed its name to “DOJA Cannabis Company Ltd.”.

In connection with the completion of the reverse acquisition, the Company completed a consolidation of the outstanding common shares of the company on a 1-for-3 basis as consideration for completion of the Transaction. The holders of the DOJA Cannabis’ Class A common shares were issued 1.8 post-consolidated common shares of the Company, in exchange for every share of the Company they held. Existing dilutive securities of both the Company and DOJA Cannabis were also exchanged for dilutive securities on substantially the same terms, and applying the same exchange ratios.

This transaction has been accounted for as a reverse acquisition that does not constitute a business combination. The purchase price allocation for the assets acquired and liabilities assumed was determined as follows:

Consideration Transferred:
5,070,486 shares (post-consolidation) at a price $0.50 per share	$2,535,243
3,400,000 warrants (post consolidation) at a value of $0.33 per warrant	1,135,374
120,000 options (post consolidation) at a weighted average value of $0.24 per option	29,032
$3,699,649
Net Assets Acquired: Cash	$26,289
Accounts Receivable	32,153
Accounts Payable	(36,023)
Net assets acquired	22,419
Excess attributed to cost of listing:	3,677,230
$3,699,649
Listing Cost:
Excess attributed to cost of listing	$3,677,230
Legal	194,112
Consulting Fees	53,969
$3,925,311

For accounting purposes, these financial statements reflect a continuation of the financial position, operating results and cash flows of the company’s legal subsidiary, DOJA Cannabis.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

5.	Biological Assets and Inventories

The Company’s biological assets consist of 2,888 cannabis plants as at December 31, 2017. The continuity of biological assets is as follows:

Carrying amount, March 31, 2016	$-
Carrying amount, March 31, 2017	$-
Changes in FVless costs to sell due to biological transformation	264,301
Transferred to inventory upon harvest	(145,801)
Carrying amount December 31, 2017	$18,500

All biological assets are considered current. The significant assumptions used in determining the fair value of the medicinal plants are as follows:

i.	Stage of completion;
ii.	Yield by strain (actual yields used for these financial statements)
iii.	Estimated selling prices and costs of harvest and completion
iv.	Cost to compete the cannabis post-harvest and cost to sell;

The Company expects that a 10% increase or decrease in the market price per gram of dried cannabis would increase or decrease the fair value of biological assets by $27,000 and would increase or decrease the inventory value by $34,000. Additionally, an increase or decrease of 10% in the costs of production would increase or decrease the fair value of biological assets by $10,000 and would increase or decrease the value of inventory by $12,000.

As at December 31, 2017, included in the carrying amount of inventory is 48,600 grams of dry cannabis (March 2017 – nil) valued at $216,927 that has been quality assured and is awaiting release for sale. Inventory was comprised of the following items:

	December 31, 2017	March 31, 2017
Harvested Cannabis	216,927	-
Supplies and Consumables	27,214	-
Carrying amount December 31, 2017	$244,141	$-

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to

the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

6.	Property and equipment
	Assets under development	Furiture & equipment	Building and improvements	Production equipment	Land	Total
Cost
At March 31, 2016	$-	-	-	-	-	-
Additions	-	46,385	2,401,827	-	-	2,448,212
At March 31, 2017	$-	$46,385	$2,401,827	$-	$-	$2,448,212
Additions	1,223,337	24,492	267,202	33,508	1,522,212	3,070,751
Reclassification	-	4,098	(940,913)	568,815	368,000	-
At December 31, 2017	$1,223,337	$74,975	$1,728,116	$602,323	$1,890,212	$5,518,963
Accumulated Depreciation
At March 31, 2016	$-	-	-	-	-	-
Expense for the period	-	-	-	-	-	-
At March 31, 2017	$-	$-	$-	$-	$-	$-
Expense for the period	-	9,891	56,498	21,854	-	88,243
At December 31, 2017	$-	$9,891	$56,498	$21,854	$-	$88,243
Net book Value At March 31, 2016	$-	$-	$-	$-	$-	$-
At March 31, 2017	$-	$46,385	$2,401,827	$-	$-	$2,448,212
At December 31, 2017	$1,223,337	$65,084	$1,671,618	$580,469	$1,890,212	$5,430,720

Assets under construction include the development of cannabis production facilities in Kelowna, BC. Each phase of construction is considered under development until such a time that it has been approved by Health Canada. Once Health Canada approval is granted, the asset is amortized and considered available for use. Included in Building and improvements as at December 31, 2017 is $20,327 (2017 - $9,296) of capitalized interest.

Certain reclassifications of property and equipment were made from the March 31, 2017 financial statements to better reflect the attributes of these items.

7.	Mortgage payable

The mortgage bears interest at 4.5% per annum compounded monthly and is payable in monthly instalments of $3,338, and is due November 1, 2020. The mortgage payable is secured by a first charge over certain specified properties. Interest expense on the mortgage payable was $20,547 for the nine months ended December 31, 2017 respectively (March 2017 - $9,296) which has been capitalized to buildings & improvements.

As at December 31, 2017 the outstanding balance on the mortgage payable was $586,006

.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

8.	Convertible Debentures

On December 28, 2017, the Company completed a brokered private placement of unsecured convertible debenture units in the aggregate amount of $17,250,000. Each convertible debenture unit consists of a $1,000 principal amount of unsecured convertible debentures and 403 share purchase warrants.

The debentures bear interest at 8% per annum, payable semi-annually and mature within 36 months. The principal amount of the debentures will be convertible into common shares of the Company at a price of $1.24 per share, at the option of the holder. The fair value of the debentures was recorded at its fair value of $11,193,849, discounted at a market interest rate of 18% and is net of debt issue costs.

The residual value of the conversion feature was estimated at $1,143,452, net of issue costs and deferred tax using relative fair value allocation, based on the following assumptions: Share price – $1.87, Annualized volatility – 90%; Risk-free interest rate – 1.64%; Dividend yield – 0%; and Expected life – 3 years.

Each warrant will be exercisable to acquire one common share at an exercise price of $1.24 per share until December 27, 2020. The fair value of these warrants was estimated at $498,446, net of issuance cost and deferred tax, based on the following assumptions: Share price – $1.87, Annualized volatility – 90%; Risk-free interest rate – 1.64%; Dividend yield – 0%; and Expected life – 3 years.

On closing, the Company paid the underwriters (i) a commission of $1,035,000 representing 6% of the gross proceeds of the private placement; and (ii) 834,677 compensation warrant units. Each compensation warrant units entitles the holder to acquire a compensation unit which consists of one common share of the Company, and one-half of one common share purchase warrant at an exercise price of $1.86 per share, expiring three years from the date of issuance. The compensation warrant units were measured based on the fair value of the equity instruments granted as the fair value of services cannot be reliably measured. The estimated fair value of $1,961,492 was based on the following assumptions: common share purchase warrant price – $3.11; Annualized volatility – 90%; Risk-free interest rate – 1.73%; Dividend yield – 0%; and Expected life – 3 years.

In addition, the Company also paid legal fees of $85,000.

Beginning on the date that is four months and one day following the closing date, the Company may force the conversion of the principal amount of the convertible debentures and the expiry of date of the convertible debt warrants should the daily volume weighted average trading price of the Company’s common shares be greater than $1.86 for 10 consecutive trading days.

Convertible Debenture
Balance as at March 31, 2017 Face value of debt upon issuance	- 17,250,000
Less: Allocation to warrants and conversion feature	(4,936,151)
Less: Debt issue costs	(1,120,000)
Balance at December 31, 2017	$11,193,849

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

9.	Shareholders’ equity

Authorized share capital

The corporation has an unlimited number of Common Shares authorized for issuance. The Common Shares entitle the holder to one vote for every share held. There are no fixed dividends payable on the Common Shares.

All prior year number of shares, options and warrants are posted consolidated and adjusted by 1.8 times for the reverse takeover transaction in Note 4.

Issued & Outstanding share capital	Number of Shares	Amount
Balance, March 31, 2016	216	$12
Cancellation of Shares	(216)	(12)
Class A common shares issued for Cash, net of issuance costs	50,265,617	3,943,916
Redemption and cancellation of Class A common shares	(5,279,999)	(293)
Class A common shares issued for services	356,819	62,797
Subscriptions receivable	1,390,001	347,500
Conversion of promissory notes	835,715	97,500
Balance, March 31, 2017	47,568,153	4,451,420
Issued for cash, net of issuance costs	6,114,325	3,046,125
Shares issued for services	674,666	718,679
Reverse takeover transactions	5,070,485	2,535,243
Exercise of warrants	1,873,441	787,037
Balance December 31, 2017	61,301,070	$11,538,504
Nine months ended December 31, 2017

During the nine month period ended December 31, 2017 the Company issued 6,114,325 common shares at $0.50 per share for gross proceeds of $3,046,125 net of issuance costs.

In August 2017, in conjunction with the reverse acquisition, 5,070,486 common shares were retained by SG Spirit Gold shareholders. These shares were valued at $0.50 per share for total consideration of $2,535,243.

During the year ended December 31, 2017, 1,873,441 warrants were exercised ranging in price from $0.25 to $0.30 for gross proceeds of $508,335.

During the year ended December 31, 2017, the Company issued 674,666 common shares to settle debts arising from services rendered that were valued at $718,679.

Year ended March 31, 2017

During the year ended March 31, 2017, the Company issued 23,279,999 Class A common shares at $0.0001 per share, for gross proceeds of $1,293. In conjunction with the share issuance, the original 120 Class A common shares outstanding were returned to treasury and subsequently cancelled. Of these Class A common shares issued, 5,279,999 were redeemed and cancelled at a price of $0.0001 per share in October 2016.

In November 2016, the Company issued 11,910,025 Class A common shares for gross proceeds of $1,701,504. As part of the issuance, $97,500 of the convertible promissory notes payable elected to be converted into shares and $186,000 was transferred to share capital as the fair value of the derivative liability, less $17,000 of share issuance costs.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

In February 2017, the Company issued 10,697,589 units at $0.10 per unit, each consisting of one Class A common share and one warrant exercisable at $0.25 per share for gross proceeds of $1,069,759. The warrants expire 24 months from the date of issuance and had a fair value of $115,151.

In March 2017, the Company received gross proceeds $1,303,429 in cash and $347,500 in subscriptions receivable from the issuance of 6,603,719 Class A common shares.

During the year ended March 31, 2017, the Company issued 356,783 Class A common shares to settle debts arising from services rendered that were valued at $62,797, of which $22,797 were from a related party.

Warrants

Each warrant entitles the holder to purchase a Class A common share at a set price and is exercisable at the option of the holder for a set period of time.

The warrant details of the Company are as follows:	Number of Warrants	Weighted Average exercise price
Outstanding, March 31, 2016	10,697,587	$0.25
Outstanding, March 31, 2017	10,697,587	0.25
Issued	11,603,766	1.35
Exercise of warrants	(1,873,441)	0.27
Oustanding December 31, 2017	20,427,912	$0.84

In conjunction with the closing of the closing of the reverse acquisition (note 4), the Company issued 3,400,000 warrants exercisable at $0.30 for Class A common shares post resulting in consideration transferred to warrant holders of the company. The fair value of these warrants was $1,135,374. As at December 31, 2017, these warrants had a remaining life of 3.1 years.

On December 28, 2017 the Company issued 6,951,750 warrants as part of the convertible debenture financing for gross proceeds of $17,250,000. These warrants are exercisable at $1.86 for Class A common shares of the Company with an expiry of 3 years from the date of grant, subject to accelerated expiry in some circumstances. As at December 31, 2017, these warrants had a remaining life of 3.0 years. In addition, 834,677 compensation warrant units were issued to underwriters. Each compensation warrant entitles the holder to acquire a compensation unit which consists of one common share of the Company, and one-half of one common share purchase warrant at an exercise price of $1.86 per share, expiring three years from the date of issuance. The estimated fair value of the compensation warrant units were $1,961,491.

During the year ended March 31, 2017, the Company issued 10,697,587 warrants as part of a private placement offering. The warrants are exercisable at $0.45 for Class A common shares, with an expiry of 2 years from the date of issuance. The fair value of these warrants was $115,151.

The fair value of the warrants on the date granted was estimated using the Black-Scholes valuation model. The following assumptions were used:

	31-Dec-17	31-Mar-17
Volatility	70% - 90%	70%
Risk -free interest rate	0.73% - 1.64%	0.73%
Expected life (years)	2.0 - 3.52	2.00
Dividend yield	n/a	n/a
Forfeiture rate	0%	0%
Share price	$0.16 - $1.87	$0.16

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

Performance Warrants & Stock Options

The Company has stock based compensation arrangements consisting of Performance Warrants, Stock Options and RSUs to encourage ownership of the Company’s common shares by its officers, directors, employees and certain non- employees. The maximum number of stock options and performance warrants granted, vesting period and contractual life of the options under these arrangements shall be determined from time to time by the Board. The exercise price on each option shall be determined by the Board based on the fair market value of the shares on the date of grant as estimated in accordance with a valuation model approved by the Board.

During the year ended March 31, 2017 and additionally in the nine months ended December 31, 2017, the Company issued share based awards to management and certain employees. Performance warrants are exercisable at prices ranging from $0.00006 to $0.17 for Class A common shares, with an expiry of three to five years from the date of issuance. Vesting conditions are based on the Company achieving certain milestones, such as obtaining certain licenses from Health Canada and cumulative sales volume.

During the nine months ended December 31, 2017 the company issued 963,333 stock options, exercisable for common shares at a weighted average price of $0.97 per share fully vested upon the grant. The options expire 5 years from the date of the grant.

During the nine months ended December 31, 2017 the company issued 486,000 performance warrants, exercisable for common shares at a weighted average price of $0.38 per share fully vested upon the grant. The performance warrants expire 5 years from the date of the grant.

Additionally, in October 2017 the company issued 20,000 RSUs, exercisable for common shares vesting 1 year from the grant.

The Company recognized $740,880 for the nine months ended December 31, 2017 (March 2017 - $458,362) in stock- based compensation with respect to share based awards.

The Following table summarizes the stock option and performance warrant activity:

	Number of Performance Warrants and Options	Weighted Average exercise price
Outstanding, March 31, 2016	-	$-
Granted	7,616,399	0.03
Outstanding, March 31, 2017	7,616,399	0.03
Granted pursuant to reverse acquisition	120,001	0.65
Granted	1,416,000	0.76
Cancelled	(550,000)	0.25
Oustanding December 31, 2017	8,602,400	$0.15

The fair value of each group of performance warrants and stock options on the date granted was estimated using the Black-Scholes valuation model. The following assumptions were used:

	31-Dec-17	31-Mar-17
Volatility	70% - 90%	70%
Risk -free interest rate	0.58% - 1.77%	0.56% - 0.76%
Expected life (years)	1.0 - 5.0	3.0
Dividend yield	Nil	n/a
Forfeiture rate	10%	0%
Share price	$0.30 - $1.12	$0.0001 - $0.3

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

The following table presents information related to performance warrants and stock options as at December 31, 2017:

Weighted Average Exercise Price	Options and Performance Warants Outstanding	Weighted average remaining life (years)	Vested
$0.00006	5,366,400	1.75	2,639,997
0.10	1,800,000	2.00	900,000
0.25	243,000	4.33	81,000
0.42	266,667	4.21	266,667
0.50	243,000	4.42	81,000
0.75	100,000	4.76	-
0.95	300,000	4.89	-
1.26	33,333	0.58	33,333
1.45	250,000	4.97	250,000
Balance at December 31, 2017	8,602,400	2.34	4,251,997

RSUs

The Company’s long term incentive plan allows for the reservation of a number of common shares under the Stock Option and RSU plan not to exceed 10% of the Company’s issued and outstanding common shares on a undiluted basis less the number of common shares reserved under the Company’s stock option plan. The Company may grant restricted stock units (“RSUs”) to directors, officers, employees, and consultants.

During the nine months ended December 31, 2017, the Company granted 20,000 (March 2017 – nil) RSUs. The RSUs vest over a period of one year. The weighted average fair value of the RSUs granted in the year ended December 31, 2017 was $0.51 per RSU (March 2017 – nil). The Company estimates the fair value of RSUs based on the market price of the underlying stock on the date of grant and recorded. For the year ended December 31, 2017 the company recognized $2,343 charged to stock based compensation with respect to the restricted stock awards.

The Following table summarizes the stock option and performance warrant activity:

	Number of Restricted Stock Units	Weighted Average grant date fair value
Outstanding, March 31, 2016	-	$-
Granted	-	-
Outstanding, March 31, 2017	-	-
Granted pursuant to reverse acquisition	20,000	0.51
Oustanding December 31, 2017	20,000	$0.51

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

10.	Related Parties

Key management personnel of the Group consist of its executive management and Board of Directors (as the Directors are considered to have control of the Company). In addition to the salaries and fees paid to key management, the Group also provides compensation to both groups under its share-based compensation plans. Compensation expenses paid to key management personnel were as follows:

	December 31, 2017	March 31, 2017
Short-term benefits	374,038	120,371
Share based awards	411,054	442,955
Key Management personnel compensation	$785,092	$563,326

Related party transactions

The Company engaged construction services from a related company for which entities share a common director. The Services totaled $18,622 for the year ended December 31, 2017 and all transactions are considered at arm’s length.

11.	Income Taxes

Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates of 26.0% (2016 - 26.5%) to earnings before taxes. These differences result from the following items:

	2017	2016
Net Income (Loss) before recovery of income taxes	$(7,087,956)	$(967,372)
Expected income taxrecovery	(1,842,869)	(251,517)
Taxrate changes and other adjustments	(5,401)	1,303
Non-deductible expenses	1,152,731	125,483
Amounts booked directly into equity		43,940
Change in taxbenefits not recognized	(152,232)	80,791
Income tax (recovery) expense	$(847,771)	-

The Company's income tax(recovery) is allocated as follows:
	2017	2016
Current tax(recovery) expense	$-	$-
Deferred tax(recovery) expense	(847,771)	-
	$(847,771)	$-

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

Deferred tax The following table summarizes the components of deferred tax:
	2017	2016
Deferred Tax Assets Property, plant and equipment	$63,810	$-
Share issuance costs	244,670	-
Non-capital losses carried forward	913,050	-
Deferred Tax Liabilities Inventory	$(39,370)	$-
Biological Assets	(31,990)	-
Convertible debenture	(1,635,160)	-
Net deferred tax Asset	$(484,990)	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred taxliabilities:
	2017	2016
Balance at the beginning of the year	$-	$-
Recognized in profit/loss	847,771	-
Recognized in equity	(1,332,761)	-
Balance at the end of the year	$(484,990)	$-
Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016
Share issuance costs	$-	$13,600
Non-capital losses carried forward	$-	$571,908

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

12.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as net equity and debt, comprised of issued share capital and accumulated deficit, as well as mortgages payable and due to related parties.

The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to complete the construction of the medical marijuana production facility in Kelowna, British Columbia, to obtain its permit to sell medical marijuana under the ACMPR and to initiate production at the facility. Since inception, the Company has primarily financed its liquidity needs through issuance of shares, convertible promissory notes payable and loans.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

13.	Financial instruments and risk management

The Company has classified its cash and derivative liability as fair value through profit and loss (“FVTPL”), accounts receivable and other receivables as loans and receivables, and accounts payable and accrued liabilities, due to related parties, convertible promissory notes payable and mortgage payable as other financial liabilities.

The carrying values of cash, accounts receivable, other receivables, due to related parties, accounts payable and accrued liabilities and convertible debentures approximate their fair values due to their short periods to maturity.

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3 – inputs for assets and liabilities not based upon observable market data

Cash is classified as Level 1 financial instruments.

Financial risk factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash is held at a major Canadian bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

(b)	Liquidity risk

The Company is exposed to liquidity risk or the risk of not meeting its financial obligations as they come due. The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations (see note 12). All of the Company’s financial liabilities are due within one year except for the mortgage payable.

(c)	Interest rate risk

The Company is subject to interest rate risk from its convertible promissory notes payable and mortgage payable, which are all currently fixed rate instruments.

14.	Commitments

The Company has property and marketing commitments as at Dec 31, 2017 as follows:

	Current	1-2 years	3-5 years	> 5 years	Total
Property & Rent	91,956	101,737	563,720	-	757,413
Marketing	126,582	-	-	-	126,582
Total	218,538	101,737	563,720	-	883,995

15.	Subsequent events

TS Brandco Holdings (“Tokyo Smoke”) Merger

On January 30, 2018 the Company and Tokyo Smoke completed a business combination agreement pursuant to which DOJA agreed to acquire all of the issued and outstanding securities of Tokyo Smoke for gross consideration of 55,971,058 DOJA shares. Concurrently with the business combination the combined entity closed a strategic investment from Aphria Inc. and Uji Capital Inc. issuing 8,992,805 shares at $1.39 per share for gross proceeds of

$12.5 million. An additional 8,992,805 warrants were issued with an exercise price of $2.10 per warrant in conjunction with the strategic investment. The warrants have a 2 year life from the date of grant and subject to accelerated expiry in some circumstances.

Upon completion of the Amalgamation, DOJA changed its name to "Hiku Brands Company Ltd." And resumed trading on the CSE under the symbol “HIKU” on Jan 31, 2018.

Matri Acquisition

On Feb 1, 2018 the Company signed a binding LOI with Maïtri Group Inc, a Quebec based cannabis accessory and design brand, to acquire 100% if the issued and outstanding shares. Pursuant to the LOI, shareholders of Maïtri will receive upfront consideration of $550,000 in a combination of cash and Hiku shares and up to $1.2 million in earn out payments based on performance milestones being met. Completion of the proposed acquisition of Maïtri remains subject to conditions, including the entering into of a definitive agreement.

Manitoba Cannabis Retail License

On Feb 5, 2018 the Company’s wholly owned subsidiary, Tokyo Smoke, with participation by with BOBHQ, was conditionally awarded one of four master retail licenses in Manitoba's Request for Proposal ("RFP") process for the right to operate retail cannabis stores. The License gives Tokyo Smoke the ability to operate legal retail cannabis stores and an online cannabis sales platform in Manitoba.

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

Kaya Inc. Strategic Investment

On Feb 21, 2018 the Company entered into a LOI with Kaya Inc, the first licensed medical cannabis producer and dispensary operator in Jamaica, to launch a strategic alliance to pursue medical and adult-use cannabis branding, genetics, and retail opportunities in Jamaica and Canada. Under the terms of the LOI the Company made an initial investment of $250,000 cash with an option to increase ownership through a secondary placement concurrent with future financings to increase the Company’s’ ownership in Kaya Inc. to up to 10% on a fully diluted basis post financing.

Acquisition of TS Prairie Retail Corp

On March 6, 2017 Hiku acquired all of the issued and outstanding shares of TS Prairie Retail Corp., an entity that previously held exclusive rights to establish Tokyo Smoke branded stores in Alberta, Manitoba, and Saskatchewan under a license agreement dated August 15, 2017, pursuant to a share purchase agreement in exchange for 4.2 million common shares in the capital of Hiku

License to sell dried cannabis

Effective April 6, 2018 the Company’s wholly owned subsidiary DOJA Cannabis received an amendment to its sales license from Health Canada to include the sales of dried cannabis, cannabis plants and seeds.

WeedMD Inc. Merger

On April 19, 2018, the Company entered into a definitive agreement to merge with WeedMD Inc by way of a plan of arrangement of WeedMD under the Business Corporations Act (Ontario), pursuant to which WeedMD shareholders will receive 1.4185 Hiku common shares (each, a “Hiku Share”) in exchange (the “Exchange Ratio”) for each WeedMD common share. In addition, each outstanding option and warrant to purchase a WeedMD Share will be exchanged for an option or warrant, as applicable, to purchase a Hiku Share, based upon the Exchange Ratio. Upon completion of the Transaction, existing Hiku and WeedMD shareholders will own approximately 51.75% and 48.25% of the combined company, respectively, on a fully-diluted basis. Upon closing of the Transaction, it is anticipated that the common shares of the pro forma resulting entity will be listed on the TSX Venture Exchange (“TSX-V”), subject to regulatory approvals.

Executive and Management Team Expansion

Subsequent to the period ended December 31, 2017 the Company hired additional executive team memebers though the acquisition of Tokyo Smoke and the addition of Lacey Norton (Lululemon, Kit and Ace) as Vice President of Retail, Will Stewart (Navigator) as Vice President, Corporate Communications and Joe Mimram (Dragons’ Den, Joe Fresh, Club Monaco) as the first appointment to the Company’s newly formed Board of Advisors. On the close of the transaction with Tokyo Smoke, Alan Gertner was appointed CEO of Hiku and Trent Kitsch as President.

Movements in Share Capital Subsequent to period end

	As at December 31,2017	Pursuant to	Granted Acquisition	Transferred	Exercised	Cancelled	As at April 30, 2018	WA Ex Price	WA Term Remaining – Years
Common Shares	61,301,070	55,971,058	14,289,437	-	9,391,224	-	140,952,789	As at April 30, 2018
Dilutive Securities
Warrants	20,427,912	-	8,992,805	-	(8,639,248)	-	20,781,469	$1.67	2.21
RSUs	20,000	-	-	1,646,972	(197,340)	-	1,469,632	n/a	1.27
Stock Options	950,001	11,820,038	139,222	(1,646,972)	(391,409)	(195,419)	10,675,461	$0.29	4.06
Performance Warrants	7,652,399	-	-	-	(248,400)	-	7,403,999	$0.04	1.68
Dilutive Securities	29,050,312						40,330,561
Subtotal	90,351,382						181,283,350
Outstanding Convertible Debentures	13,911,290						13,911,290	$1.24	2.66
Total Fully diluted	104,262,672						195,194,640

Hiku Brands Company Ltd. (DOJA Cannabis Company Limited)

Notes to the Consolidated Financial Statements

For the Nine and Twelve months ended December 31, 2017 and March 31, 2017 respectively

Common Shares Issued:

•	On March 15, 2018, the Company issued 151,724 Common Shares as consideration for services for deemed value of $220,000.

•

On Jan 30, 2018 the Company issued 55,971,058 Common Shares pursuant to the close of the Tokyo Smoke merger. In connection with the Merger the Company also absorbed 11,820,038 stock options. Concurrent with the close of the Tokyo Smoke merger the company issued a total of 9,792,168 Common Shares for the concurrent private placement of $12.5 million and subscription fees.

•	On March 6, 2018 the Company issued 4,200,000 Common Shares pursuant to the closing of the acquisition of Prairie Co.

•	On March 15, 2018, the Company issued 145,545 Common Shares as consideration for services for deemed value of $400,000.

Warrants Exercised

•	Subsequent to the period ended Dec 31, 2017 a total of 8,639,248 warrants were exercised for gross proceeds of $2,203,877.

RSUs Granted

•	On March 20, 2018 options for an employee were cancelled and issued as restricted stock. On March 20, 2018 197,340 RSUs vested and were issued to the employee on a net of tax basis.

Stock Options

•

On Feb 21, 2018 a total of 139,222 options were granted to employees at a weighted average price of $2.76 per share. Additionally in Feb 2018, a total of 195,419 options were cancelled for terminated employees.

Performance Warrants and Options Exercised

•	On March 30, 2018 248,400 performance warrants were exercised for gross proceeds of $40,505
•	Subsequent to the period ended December 31, 2017 a total of 391,409 Stock Options were exercised for gross proceeds of $114,703.

Hiku Brands Company Ltd.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months and six months ended June 30, 2018 and 2017

(In Canadian Dollars)

Notice for National Instrument 51-102

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements; they must be accompanied by a notice indicating that the condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Hiku Brands Company Ltd. (the “Company”) have been prepared and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Hiku Brands Company Ltd.

Statements of Financial Position (Expressed in Canadian Dollars)
	As at June 30, 2018 (Unaudited)	As at December 31, 2017 (Audited)
Assets
Current assets
Cash and cash equivalents (note 4)	$19,017,257	$16,908,526
Trade & other receivables	1,365,501	160,346
Prepaids	597,690	31,838
Inventory (note 7)	938,993	244,141
Biological assets (note 7)	737,821	118,500
	22,657,262	17,463,351
Property and equipment (note 8)	13,753,882	5,430,720
Intangible assets (note 6 and 9)	987,803	-
Longterm investments (note 10)	904,192	-
Goodwill (note 5)	178,956,538	-
	$217,259,677	$22,894,071
Liabilities Current liabilities
Accounts payable and accrued liabilities	$2,797,363	$568,968
Current portion of long term debt (note 11)	46,994	13,982
Current portion of deferred revenue (note 10)	38,780	-
	2,883,137	582,950
Long term debt (note 11)	601,968	572,024
Convertible debentures (note 12)	1,271,390	11,193,849
Deferred revenue (note 10)	175,151	-
Deferred tax liability	484,990	484,990
	5,416,636	12,833,813
Shareholders' equity Share capital (note 13)	213,620,532	11,538,504
Contributed surplus (note 13)	11,566,500	4,520,084
Warrant reserve (note 13)	8,675,399	1,470,269
Accumulated other comprehensive income	(13,759)	-
Deficit	(22,005,631)	(7,468,599)
	211,843,041	10,060,258
	$217,259,677	$22,894,071

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

On behalf of the Board

“Trent Kitsch” Director	“Alan Gertner” Director

1

Hiku Brands Company Ltd.

Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars) (unaudited)
	Three Months ended June 30, 2018	Three Months ended June 30, 2017	Six Months ended June 30, 2018	Six Months ended June 30, 2017
Revenue:
Retail sales	$317,288	$-	$563,431	$-
Retail cost of sales	(233,126)	-	(435,557)	-
Production sales	3,894	-	3,894	-
Production cost of sales	(55,518)	(69,845)	(70,439)	(69,845)
Production amortization and depreciation (note 8)	(37,634)	-	(50,871)	-
Gross profit (loss) before fair value adjustments	(5,096)	(69,845)	10,458	(69,845)
Unrealized gain on change of fair value of biological
assets (note 7)	71,294	-	466,926	-
Gross profit (loss)	66,198	(69,845)	477,384	(69,845)
Expenses:
General and administrative	1,555,476	230,805	4,344,824	347,527
Sales and marketing	1,081,228	48,000	1,730,174	48,000
Consulting	707,012		1,184,012
Professional Fees	701,547	-	1,172,684	-
Investor relations	153,832		153,832
Loss on change in fair value of derivative liability	-	-	-	492
Stock-based compensation (note 13)	1,006,781	353,098	4,009,394	812,326
Accretion on convertible debentures (note 12)	189,702	-	600,455	-
Amortization and depreciation (note 8)	398,160	-	444,362	-
Impairment of fixed assets (note 8)	463,793		463,793
	6,257,531	631,903	14,103,530	1,208,345
Loss from operations	(6,191,333)	(701,748)	(13,626,146)	(1,278,190)
Other income, net	3,332	(657)	18,144	104,343
Interest income	80,885		138,889
Interest expense	(584,169)	1,852	(592,918)	1,706
Unrealized gain (loss) on investments (note 10)	(237,048)	-	(475,001)	-
Loss before income taxes and comprehensive loss	(6,928,333)	(700,553)	(14,537,032)	(1,172,141)
Other comprehensive loss	(13,759)		(13,759)
Net loss and comprehensive loss	$(6,942,092)	$(700,553)	$(14,550,791)	$(1,172,141)
Net loss per share
Basic and diluted	$(0.05)	$(0.03)	$(0.10)	$(0.03)
Weighted average shares outstanding	147,637,765	26,897,954	144,159,556	37,233,036

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

2

Hiku Brands Company Ltd.

Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars) (uaudited)
	Share Capital	Contributed Surplus	Warrant Reserve	Deficit	Accumulated OCI	Total Equity
Balance, March 31, 2018	$193,929,764	$20,968,371	$6,181,504	$15,077,298	$-	$206,002,340
Shares issued for services	100,000	-	-	-	-	100,000
Acquisition of Maitri (note 6)	461,783	-	-	-	-	461,783
Exercise of Warrants (note 13)	1,237,578	-	(692,578)	-	-	545,000
Exercise of Stock Options (note 13)	163,776	-	-	-	-	163,776
Exercise of RSUs (note 13)	101,111	(101,111)	-	-	-	-
Conversion of debentures	17,626,520	(10,307,539)	3,186,473	-	-	10,505,454
Stock based compensation	-	1,006,780	-	-	-	1,006,780
Net loss before taxes and OCI	-	-	-	(6,928,333)	-	(6,928,333)
Other comprehensive loss	-	-	-	-	(13,759)	(13,759)
Balance, June 30, 2018	$213,620,532	$11,566,501	$8,675,399	$(22,005,631)	$(13,759)	$211,843,041
Balance, December 31, 2017	$11,538,504	$4,520,085	$1,470,269	$(7,468,599)	$-	$10,060,259
Shares issued for services	620,000	-	-	-	-	620,000
Acquisition of TS Prairie Co Ltd. (note 5)	9,660,000	-	-	-	-	9,660,000
Acquisition of TS Brandco Holdings Ltd. (note 5)	161,756,358	13,708,349	-	-	-	175,464,707
Non-brokered private placement	7,396,451	-	5,103,550	-	-	12,500,001
Exercise of Warrants (note 13)	2,597,092	-	(392,315)	-	-	2,204,777
Exercise of Stock Options (note 13)	98,683	-	-	-	-	98,683
Exercise of RSUs (note 13)	262,676	(262,676)	-	-	-	-
Stock based compensation	-	3,002,613	-	-	-	3,002,613
Net loss for the period	-	-	-	(7,608,699)	-	(7,608,699)
Balance, March 31, 2018	$193,929,764	$20,968,371	$6,181,504	$(15,077,298)	$-	$206,002,341
Balance, March 31, 2017	$4,451,420	$645,228	$115,151	$(1,228,414)	$-	3,983,385
Shares issued for cash, net of issuance costs	3,046,125	-	-	-	-	3,046,125
Shares issued for services	718,679	-	-	-	-	718,679
Stock based compensation	-	740,880	-	-	-	740,880
Reverse takeover transaction	2,535,243	29,032	1,135,374	-	-	3,699,649
Issuance of convertible debt (net of deferred tax)	-	3,104,944	498,446	-	-	3,603,390
Exercise of Warrants	787,037	-	(278,702)	-	-	508,335
Net loss for the period	-	-	-	(6,240,185)	-	(6,240,185)
Balance, December 31, 2017	$11,538,504	$4,520,084	$1,470,269	$(7,468,599)	$-	$10,060,258

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

Hiku Brands Company Ltd.

Net Income/(loss)	$(14,537,032)	$(1,172,141)
Add (deduct) items not involving cash
Accretion and accrued interest	600,455	17,998
Loss of change in fair value of derivative liability	-	492
Stock-based compensation (note 13)	4,009,394	812,326
Amortization and depreciation (notes 8)	495,233	-
Impairment of fixed assets (notes 8)	463,793	-
Shares issued for services (note 13)	720,000	40,000
Change in fair value of biological assets (note 7)	(58,926)	-
Unrealized (gain) loss on investments	475,001	-
Change in non-cash working capital
Trade and other receivables	(1,205,155)	(22,497)
Prepaid expenses	(565,852)	4,519
Inventory and biological assets (note 7)	(1,314,173)	-
Deferred revenue	213,931	-
Long term investments (notes 10)	(904,192)	-
Accounts payable and accrued liabilities	2,228,395	100,923
	(9,379,128)	(218,380)
Cash flow from financing activities
Private placement of shares, net of issuance costs (note 13)	12,500,001	4,932,213
Conversion of debenture (note 12)	582,994	-
Exercise of Warrants	2,749,777	-
Exercise of Options	262,459	-
Repayment of mortgage and loans payable (note 8)	(20,028)	-
Cash acquired from business combinations and asset purchases (notes 5 and 6)	2,414,924	-
	18,490,127	4,932,213
Cash flow from investing activities
Investment in property and equipment (note 8)	(6,895,250)	(131,143)
Investment in Intangible assets (note 9)	(57,018)	-
Acquisition of Maitri Group Inc. (note 6)	(50,000)	-
	(7,002,268)	(131,143)
Increase (decrease) in cash	2,108,731	4,582,690
Cash, beginning of period	16,908,526	16,800
Cash, end of period	$19,017,257	$4,599,490
check	-	$-

Refer to Hiku FS and MD&A Tables Q2 (Aug 23) - Cashflow Worksheet for details

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

1.	Nature of Operations

Hiku Brands Company Ltd. (“Hiku” or the “Company”) (Formerly DOJA Cannabis Company Limited) is a publicly traded corporation incorporated in the province of British Columbia. The address of the Company’s registered head office is 6-2322 Dominion Road, West Kelowna, V1Z 2W8. On January 30, 2018, the Company completed an acquisition (the “Tokyo Smoke Merger”) of TS Brandco Holdings Inc. (“Tokyo Smoke”) (Note 5). Following the Tokyo Smoke Merger, the Company’s common shares (the “Common Shares”) resumed trading on the Canadian Securities Exchange (the “CSE”) under the symbol “HIKU” on January 31, 2018.

The Company’s principal business activities are focused on building a portfolio of iconic, engaging cannabis brands, immersive retail experiences and handcrafted cannabis production with a national retail footprint led by Tokyo Smoke and craft cannabis cultivation through the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) licensed production facility of DOJA Cannabis Ltd. (“DOJA Cannabis”), a wholly- owned subsidiary of the Company. During the three-month period ended June 30, 2018, the Company earned its first revenues from the sale of cannabis.

The condensed interim consolidated financial statements as at and for the three months and six months ended June 30, 2018, and 2017, include Hiku and its subsidiaries (together referred to as the “Company”) and the Company’s interests in affiliated companies.

2.	Basis of Presentation

(a)	Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. These financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board”) on August 29, 2018.

(b)	Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value and biological assets measured at fair value less cost to sell, as detailed in the Company’s accounting policies. These consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All subsidiaries are wholly owned subsidiaries in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial operating policies of an enterprise so as to obtain benefits from its activities. All significant intercompany balances and transactions are eliminated on consolidation.

5

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(d)	Functional and Presentation Currency

The Company and its subsidiaries’ functional currency, as determined by management, is the Canadian dollar except for GRRBWA LLC and GRRBWA Coffee Inc. which have US dollar functional currency. These financial statements are presented in Canadian dollars.

3.	Significant Accounting Policies

The accounting policies of the Company are set out in detail in Note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2017. Such policies have been applied consistently by the Company and to all periods presented in the Company’s subsequent interim consolidated financial statements.

(a)	Adoption of IFRS 5 – Revenue from Contracts with Customers

The Company has adopted IFRS 15 – Revenue from Contracts with Customers with effect from January 1, 2018. There were no material changes with the adoption of IFRS 15 on these condensed interim consolidated financial statements.

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRS’s. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps: i) identify the contract with a customer; ii) identify the performance obligations in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations in the contract; and v) recognize revenue when (or as) the entity satisfies a performance obligation

(b)	Inventory

For inventories consisting of food, beverage and merchandise, cost is determined using specific identification for merchandise and average cost for food and beverage inventory. Products are valued at the lower of cost and net realizable value.

(c)	Impairment of Long Lived Assets

Long-lived assets, including property, plant and equipment, intangible assets and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.

(d)	Adoption of IFRS 9 – Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9.

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. IFRS 9 also amends the requirements around hedge accounting, and introduces a single, forward-looking expected loss impairment model.

The Company has elected to apply the limited exemption in IFRS 9 paragraph 7.2.15 relating to transition for classification and measurement and impairment, and accordingly has not restated comparative periods in the year of initial application. The adoption of IFRS 9 had no impact on the Company’s consolidated financial statements on the date of initial application. There was no change in the carrying amounts on the

6

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

basis of allocation from original measurement categories under IAS 39 Financial Instruments: Recognition and Measurement to the new measurement categories under IFRS 9.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories

i) those to be measured subsequently at fair value through profit or loss (FVTPL); ii) those to be measured subsequently at fair value through other comprehensive income (FVOCI); and iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial assets at fair value through comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through comprehensive income instead of through profit or loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments. Financial assets at fair value through other comprehensive income are initially measured at fair value and changes therein are recognized in other comprehensive income.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Receivables are reviewed qualitatively on a case-by- case basis to determine whether they need to be written off.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Summary of the Company’s classification and measurements of financial assets and liabilities

	IFRS 9		IAS 39
	Classification	Measurement	Classification	Measurement
Cash and cash equivalents	FVTPL	Fair value	Loans and receivables	Fair Value
Trade & other receivables	Amortized cost	Amortized cost	Loans and receivables	Amortized cost
Marketable securities (Long term investments)	FVTPL	Fair value	Loans and receivables	Fair Value
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	Other liabilities	Amortized cost
Long term debt	Amortized cost	Amortized cost	Other liabilities	Amortized cost
Convertible debentures	Amortized cost	Amortized cost	Other liabilities	Amortized cost

(e)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit (the “CGU”) or CGUs to which it relates.

Goodwill, intangible assets with an indefinite useful life and intangible assets not yet in use are measured at historical cost and are evaluated for impairment annually in the fourth quarter, or more often if events or circumstances indicate there may be an impairment. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(f)	Use of Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates below are additional estimates which were not included on the December 31, 2017 audited financial statements:

i)	Impairment assessment of indefinite life intangible assets, intangible assets not yet in use and goodwill

The carrying value of goodwill, indefinite life intangible assets and intangible assets not yet in use are subject to annual impairment assessment in the fourth quarter. The Company’s impairment tests for goodwill and intangible assets are based on the greater of value in use calculations that use a discounted cash flow model over a five-year period and estimated fair value less cost to sell.

ii)	Business combinations and asset acquisitions

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In determining the allocation of the purchase price in a business combination or asset acquisition, including any acquisition related contingent consideration, estimates, including market based and appraisal values, are used. The current business combinations and asset acquisitions are currently unfinalized as at June 30, 2018.

4.	Cash and Cash Equivalents

In addition to cash deposits in major Canadian banks, cash and cash equivalents consist of $15 million in guaranteed investment certificates, plus $96,000 of accrued interest earned, with maturity dates between July 1, 2018 and Feb 4, 2019 with annual interest rates of 1.6%. The guaranteed investment certificates can be cashed at any time prior to maturity.

9

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

5.	Acquisitions of Consolidated Entities

The following table summarizes the balance sheet impact of the Company’s acquisitions of Tokyo Smoke and TS Prairie Retail Corp. (“TS Prairie”) on the acquisition date of such transactions which occurred in the six-month period ended June 30, 2018:

	Tokyo Smoke	TS Prairie Retail
	(i)	Corp. (ii)
Cash and cash equivalents	$2,402,526	$4,001
Marketable securities	970,262	-
Amounts receivable	409,308	26,367
Inventory	366,790	52,036
Prepaids and other assets	127,511	43,330
Property, plant and equipment	1,625,500	378,472
Intangible assets	298,474	-
Goodwill	169,758,288	9,198,249
Accounts payable and accrued liabilities	(301,178)	(42,455)
Deferred revenue	(127,076)	-
Long term debt	(65,698)	-
Net assets acquired	175,464,707	9,660,000
Consideration paid in cash	-	-
Consideration paid in shares	161,756,358	9,660,000
Other considerations	13,708,349	-
Total considerations	$175,464,707	$9,660,000
Consideration paid in cash	-	-
Less cash and cash equivalents acquired	2,402,526	4,001
Net cash (outflow) inflow	$2,402,526	$4,001

The purchase price allocation relating to these acquisitions is not finalized and the allocation of the purchase price to the various assets acquired is subject to change.

Goodwill arose in these acquisitions as a result of the cost of acquisition including a control premium. In addition, the consideration paid for the combinations reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill as they do not meet the recognition criteria for identifiable assets. The allocation of the purchase price to goodwill for the Tokyo Smoke acquisition is $169,758,288 and for the TS Prairie acquisition is $9,198,249.

i.	Tokyo Smoke

On January 30, 2018, the Company purchased 100% of the issued and outstanding shares of TS Brandco Holdings Inc., a design focused cannabis lifestyle brand and retailer based in Toronto, Ontario.

The transaction was accounted for as a business combination. The consideration for the transaction was 55,971,058 Common Shares issued at a value of $2.89 per share for consideration of $161,756,358 less cash and marketable securities acquired of $3,372,788. Other consideration included $13,708,349 of replacement options. Tokyo Smoke shares were exchanged for Common Shares at a ratio of 0.0769 to 1. In connection with the closing of the acquisition, the Company changed its name to “Hiku Brands Company Ltd.”.

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

From the acquisition date of January 30, 2018 to June 30, 2018, Tokyo Smoke contributed a loss of

$6,090,081.

ii.	TS Prairie Retail Corp.

On March 6, 2018 Hiku acquired all of the issued and outstanding shares of TS Prairie, an entity that previously held exclusive rights to establish Tokyo Smoke branded stores in Alberta, Manitoba, and Saskatchewan under a license agreement dated August 15, 2017. The transaction was completed by a share purchase agreement whereby 4.2 million Common Shares of the Company were issued at a value of $2.30 per share for a total of $9,660,000 in exchange of all of the securities of TS Prairie., less cash acquired of $4,001.

From the acquisition date of March 6, 2018 to June 30, 2018, TS Prairie contributed a loss of $151,832.

6.	Purchase of Assets

Maitri Group Inc. (“Maitri”), a Quebec based private company, was acquired by the Company through a share purchase transaction that closed May 4, 2018. The Company concluded that the inputs and systems developed by Maitri are insufficient to constitute a business as defined under IFRS 3. As a result, the transaction has been accounted for as a purchase of assets.

The purchase price is up to $1,750,000, payable in the form of:

i)	$50,000 in cash that was paid upon closing
ii)	the issue of $500,000 of Common Shares of the Company at time of closing, by way of the issue of 318,471 Common Shares of the Company with an issue price of $1.57 per share, and
iii)	the issue of $1.2 million of Common Shares of the Company, conditional upon the occurrence of certain future events.

At the time of the purchase, Maitri had a nominal net tangible asset value. Since the transaction is recorded as a purchase of assets, the majority of the purchase price has been recorded as intangible assets. Maitri is Quebec’s leading cannabis lifestyle brand with a strongly engaged and rapidly growing community. Intangible assets of $617,002 were recorded at the time of the asset purchase. No conditional consideration has been recorded due to the uncertainty of the occurrence of the future events. The intangible assets recorded at time of purchase is calculated as:

i)	$50,000 paid upon closing
ii)	$461,783 of fair value of the 318,471 common shares issued
iii)	$106,922 of capitalized legal costs related to the transaction, reduced by
iv)	$1,703 of net identifiable assets.

The net assets acquired through the purchase is shown below:

Cash	$8,397
Amounts receivable	3,483
Inventory	8,527
Property, plant and equipment	1,163
Intangible assets	38,300
Goodwill	1
Accounts payable	(58,168)
Net identifiable assets	$1,703

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

7.	Biological Assets and Inventories

The Company’s biological assets consist of 4,167 cannabis plants as at June 30, 2018 (2,888 plants as at December 31, 2017). The continuity of biological assets is as follows:

Carrying amount December 31, 2017	$118,500
Purchase of clones and genetics	117,272
Changes in fair value less costs to sell due to biological transformation	466,926
Changes in estimates	-
Transferred to inventory upon harvest	(352,393)
Carrying amount June 30, 2018	$350,305

All biological assets are current. The significant assumptions used in determining the fair value of the cannabis plants are as follows:

i.	Stage of completion;
ii.	Estimated production yield;
iii.	Estimated selling prices and costs of harvest and completion; and
iv.	Cost to compete the cannabis post-harvest and cost to sell.

The Company expects that a 10% change in the market price per gram would change the fair value of biological assets by $43,000 and would change the inventory value by $15,000. A 10% change in costs of production of dried cannabis would change the fair value of biological assets by $20,000 and would change the inventory value by $7,000.

As at June 30, 2018, included in the carrying amount of inventory is 105,000 grams in dry cannabis (December 2017 – 48,600 grams). As at June 30, 2018 inventory and biological assets were comprised of the following items:

	June 30, 2018	December 31, 2017
Harvested Cannabis	$513,574	$216,927
Merchandise	288,929	-
Warehouse Merchandise	117,354	-
Supplies and Consumables	19,136	27,214
Total Inventory	$938,993	$244,141
Work-in-process	387,516	-
Biological assets	350,305	118,500
Total Biological Assets	$737,821	$118,500

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

8.	Property and Equipment

	Land	Assets under development	Buildings and improvements	Leasehold improvements	Production equipment	Furniture &equipment	Total
Cost
At December 31, 2017	$1,890,212	$1,223,337	$1,606,283	$121,833	$602,323	$74,975	$5,518,963
Additions/Disposals	-	6,490,331	378,451	202,683	79,739	-	7,151,203
Acquisitions	-	50,000	-	1,088,891	-	866,245	2,005,135
At June 30, 2018	$1,890,212	$7,763,668	$1,984,734	$1,413,407	$682,062	$941,220	$14,675,302
Impairment of fixed assets
At December 31, 2017	$-	$-	$-	$-	$-	$-	$-
Expense for the period	-		-	418,825	-	44,968	463,793
At June 30, 2018	$-	$-	$-	$418,825	$-	$44,968	$463,793
Accumulated Depreciation
At December 31, 2017	$-	$-	$29,610	$26,888	$21,854	$9,891	$88,243
Expense for the period	-		35,859	163,570	50,871	119,084	369,383
At June 30, 2018	$-	$-	$65,469	$190,458	$72,725	$128,975	$457,626
Net Book Value
At December 31, 2017	$1,890,212	$1,223,337	$1,576,673	$94,945	$580,469	$65,084	$5,430,720
At June 30, 2018	$1,890,212	$7,763,668	$1,919,264	$804,125	$609,337	$767,277	$13,753,882

Assets under development primarily consist of building of cannabis production facilities in Kelowna, British Columbia. Each phase of construction is considered under development until such a time that it has been licensed by Health Canada. Once Health Canada issues the license, the asset is amortized and considered available for use.

An impairment charge of $463,793 was taken in the three months ended June 30, 2018 to write down the leasehold improvement and furniture and equipment of a store planned to be disposed to its net realizable value.

Certain reclassifications of property and equipment were made from the December 31, 2017 and June 30, 2017 financial statements to better reflect the classification of these items.

9.	Intangible Assets

Intangible assets are comprised of the following:

Balance	Dec. 31, 2017	Additions	Acquistions	Amortization	30-Jun-18
Websites	-	105,472	38,300	10,263	133,509
Van der Pop web site and trade marks	-		302,008	64,716	237,292
Other intangibles (Note 6)	-		617,002	0	617,002
Total	0	$105,472	$957,310	$74,979	$987,803

Intangible assets are considered to have finite lives and are being amortized on a straight-line basis over a period of 7 to 10 years.

13

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

The Maitri acquisition completed on May 4, 2018 provided the Company an intangible attributed to the contact list. The Company is assessing the expected life of the contact list to determine the appropriate amortization period.

10.	Long Term Investments

Investment	June 30, 2018	Dec 31, 2017
Aphria; 38,759 common shares	$460,069	-
WeedMD; 57,692 common shares	$115,385	-
Kaya Inc.	$328,738	-
Total Long-Term Investments	$904,192	-

Included in long term investments are securities in associates that arose from licensing agreements as noted below;

i)

On September 26, 2016, the Company’s wholly-owned subsidiary, Tokyo Smoke, entered into a supply agreement with Aphria Inc. (“Aphria”). As part of the agreement, the Company received 38,759 common shares in Aphria on close which was recorded as deferred revenue and is being recorded in revenue over the 6-year life of the agreement. During the six-month period ended June 30, 2018, the company recognized as revenue $10,820 (2017 - $nil) in the consolidated statement of loss and comprehensive loss as Other Income. Deferred revenue at the period end was $91,972 (2017 - nil). The securities were revalued at June 30, 2018 resulting in a year-to-date unrealized loss of $243,946 recognized in the statement of comprehensive loss.

ii)

On November 15, 2017, the Company’s wholly owned subsidiary, Tokyo Smoke, entered into a supply agreement with WeedMD RX Inc. (“WeedMD RX”), pursuant to which WeedMD RX is authorized to produce, distribute and sell on behalf of the Company, the Van der Pop product line under a white label arrangement. On close, WeedMD RX issued 76,923 common shares of WeedMD Inc. (“WeedMD”), the parent company of WeedMD RX, to Tokyo Smoke at $1.30 per share. These shares were distributed in quarterly tranches with the first tranche distributed on the effective date of the agreement, the second tranche distributed on February 15, 2018, the third on May 15, 2018 and the fourth on August 15, 2018. The first issuance was recorded as deferred revenue at year end and is being recorded in revenue over the six-year life of the contract. Subsequent tranches have similarly been recorded as deferred revenue and are being recognized over the six-year period in Other Income. During the six-month period ended June 30, 2018, the Company recognized as revenue $5,409 (2017 - $nil) in the consolidated statement of loss and comprehensive loss. Deferred revenue at year end was $121,959 (2017 - $nil). The marketable securities were revalued at June 30, 2018 resulting in a year-to-date unrealized loss of $231,055 was recognized in the statement of comprehensive loss.

In addition to the items noted above, the Company has an investment in Kaya Inc., a Jamaica based company involved in medical marijuana and research (note 14).

14

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

11. Long Term Debt	Maturity Date	June 30, 2018	December 31, 2017
Mortgage payable with a five year term and amortization period	November 1, 2021	$578,545	$586,006
of twenty years bearing an annual interest of 4.5%
Small business loan payable with a 12 month term and amortization	September 17, 2020	56,700	-
period of 60 months, repayable in equal monthly installments, bearing annual interest at prime plus 3.0%
Small business loan payable with a 42 month term payable in	April 20, 2020	13,717	-
equal monthly installments, bearing annual interest at prime plus 3.0%
		648,962	586,006
Less: Current Portion		(46,994)	(13,982)
Long term portion		$601,968	$572,024

The mortgage payable maturing November 1, 2021 is secured by a first charge over certain specified properties. No financial covenants exist on long term debt outstanding.

12. Convertible Debt

On December 28, 2017, the Company completed a brokered private placement of unsecured convertible debentures units in the aggregate amount of $17,250,000. Each convertible debenture unit consists of a

$1,000 principal amount of unsecured convertible debentures (“Debentures”) and 403 Common Share purchase warrants (the “Debenture Warrants”).

The Debentures bear interest at 8% per annum, payable semi-annually and mature within 36 months. The principal amount of the Debentures is convertible into Common Shares at a price of $1.24 per share, at the option of the holder. The fair value of the Debentures as at December 31, 2017, was recorded at its fair value of $11,193,849, discounted at a market interest rate of 18% and is net of debt issue costs.

The residual value of the conversion feature was estimated at $1,143,452, net of issue costs and deferred tax using relative fair value allocation, based on the following assumptions: Share price – $1.87. Annualized volatility – 90%; Risk-free interest rate – 1.64%; Dividend yield – 0%; and Expected life – 3 years.

Each Debenture Warrant is exercisable to acquire one Common Share at an exercise price of $1.24 per share until December 27, 2020. The fair value of the Debenture Warrants was estimated at $498,446, net of issuance cost and deferred tax, based on the following assumptions: Share price – $1.87. Annualized volatility – 90%; Risk-free interest rate – 1.64%; Dividend yield – 0%; and Expected life – 3 years.

On closing, the Company paid the underwriters (i) a commission of $1,035,000 representing 6% of the gross proceeds of the private placement; and (ii) 834,677 compensation warrant units. Each compensation warrant units entitles the holder to acquire a compensation unit which consists of one Common Share, and one-half of one Common Share purchase warrant at an exercise price of $1.86 per share, expiring three years from the date of issuance. The compensation warrant units were measured based on the fair value of the equity instruments granted as the fair value of services cannot be reliably measured. The estimated fair value of $1,961,492 was based on the following assumptions: Common Share purchase warrant price – $3.11; Annualized volatility – 90%; Risk-free interest rate – 1.73%; Dividend yield – 0%; and Expected life – 3 years. In addition, the Company also paid legal fees of $85,000 associated with the issuance of Debentures.

15

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

Beginning on the date that is four months and one day following the closing date, the Company may force the conversion of the principal amount of the Debentures and the expiry of date of the Debenture Warrants should the daily volume weighted average trading price of the Common Shares be greater than $1.86 for 10 consecutive trading days.

On May 16, 2018, the Company offered eligible debenture holders the opportunity to elect to convert their Debentures during the early conversion exercise period (between May 17, 2018 and June 7, 2018) at the conversion price of $1.24 per share, and in return, receive an additional 250 Common Share purchase warrants of the Company (each, an “Early Conversion Warrant”) per $1,000 of principal amount of Debentures converted, in addition to the Common Shares of the Company to be received in connection with such conversion. Each Early Conversion Warrant is exercisable into one Common Share until May 16, 2021 at a price of $1.50 per Common Share. For this transaction, 3,720,000 warrants were issued.

During the quarter ended June 30, 2018, $15,427,000 in Debentures were converted into 12,441,101 Common Shares at the deemed rate of $1.24 per share.

Convertible Debenture

Balance as at December 31, 2017	$11,193,849
Accretion on liability	600,455
Conversion of debentures	(10,522,914)
Balance as at June 30, 2018	$1,271,390
13. Shareholders’ Equity
Authorized Share Capital

The corporation has an unlimited number of Common Shares authorized for issuance. The Common Shares entitle the holder to one vote for every share held at meetings of the shareholders of the Company. There are no fixed dividends payable on the Common Shares.

Issued & Outstanding Share Capital	Number of Shares	Amount
Balance, March 31, 2018	140,642,701	193,929,764
Shares issued for services	79,365	100,000
Shares issued pursuant to asset acquisitions	318,471	461,783
Exercise of convertible debentures	12,441,101	17,626,520
Exercise of RSUs	67,407	101,111
Exercise of options	368,599	163,776
Exercise of warrants	2,068,400	1,237,578
Balance June 30, 2018	155,986,044	$213,620,532

Balance, December 31, 2017	61,301,070	$11,538,504
Private Placement	9,792,168	7,396,451
Shares issued for services	297,269	620,000
Shares issued pursuant to acquisitions	60,171,058	171,416,358
Exercise of RSUs	92,167	262,676
Exercise of options	329,721	98,683
Exercise of warrants	8,659,248	2,597,092
Balance March 31, 2018	140,642,701	$193,929,764

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Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

On January 30, 2018, the Company and Tokyo Smoke completed the Tokyo Smoke Merger, pursuant to which the Company acquired all of the issued and outstanding securities of Tokyo Smoke in consideration of issuance of 55,971,058 Common Shares.

Concurrently with the Tokyo Smoke Merger, the Company closed a strategic investment from Aphria and Koicha Partners LP and issued 8,992,805 units of Hiku (the “Units”) at $1.39 per Unit for gross proceeds of

$12.5 million. Each Unit is comprised of one Common Share and one Common Share purchase warrant that entitles the holder to acquire one additional Common Share for a period of two years from the closing date of the Tokyo Smoke Merger at an exercise price of $2.10 share.

During the quarter ended March 31, 2018, the Company also completed the acquisition of TS Prairie in exchange for 4.2 million Common Shares.

During the quarter ended June 30, 2018, the Company completed the acquisition of Maitri, in exchange for a $50,000 cash payment, 318,471 Common shares issued upon the closing of the acquisition and 764,329 Common Shares are to be issued upon the attainment of certain time and performance-based milestones.

During the six-month period ending June 30, 2018, 698,320 stock options were exercised ranging in price from $0.19 to $1.26, for gross proceeds of $262,459.

During the six-month period ending June 30, 2018, the Company issued 376,634 Common Shares to settle debts arising from services rendered that were valued at $720,000.

During the six-month period ended Jun 30, 2018, 362,303 restricted share units (“RSUs”) vested, resulting in 168,974 Common Shares being issued to employees of the Company on a net of tax basis.

Warrants

Each warrant of the Company entitles the holder to purchase one Common Share at a set price and is exercisable at the option of the holder for a set period of time.

The warrant details of the Company are as follows:	Number of Warrants	Weighted Average exercise price
Outstanding, December 31, 2017	20,427,912	0.88
Issued	8,992,805	2.10
Exercise of warrants	(8,659,248)	0.25
Oustanding March 31, 2018	20,761,469	$1.67
Issued (note 12)	3,720,000	1.50
Exercise of warrants	(1,820,000)	0.28
Oustanding June 30, 2018	22,661,469	$1.75

During the six-month period ending June 30, 2018, 10,479,248 warrants were exercised at a weighted average exercise price of $0.27 for gross proceeds of $2,749,777.

During the three-month period ended March 31, 2018, the Company issued 8,992,805 warrants as part of a strategic private placement financing led by Aphria. The warrants are each exercisable at $2.10 into one Common Share and expire two years from the date of issuance. The fair value of these warrants was

$5,103,550. In addition, 3,720,000 warrants were issued during the three-month period ended June 30, 2018 exerciseable at a weighted average price of $1.50 into one Common Share.

17

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

The fair value of the warrants on the date granted was estimated using the Black-Scholes valuation model. The following assumptions were used:

	30-Jun-18	31-Dec-17
Volatility	100%- 124%	70%- 90%
Risk -free interest rate	1.77% - 2.13%	0.58% - 1.77%
Expected life (years)	3.0 - 5.0	1.0 - 5.0
Dividend yield	Nil	Nil
Forfeiture rate	10%	10%
Share price	$1.45	$0.30 - $1.12

Performance Warrants & Stock Options

The Company has stock-based compensation arrangements consisting of performance warrants, stock options and RSUs to encourage ownership of the Company’s Common Shares by its officers, directors, employees and certain non-employees. The number of stock options, performance warrants and RSUs granted, vesting period and contractual life of the securities under these arrangements shall be determined from time to time by the Board. The exercise price of each option and performance warrant shall be determined by the Board based on the fair market value of the Common Shares on the date of grant as estimated in accordance with a valuation model approved by the Board.

During the six-month period ended June 30, 2018, as part of the closing of the Tokyo Smoke Merger, the Company issued 11,820,036 options to acquire Common Shares to former holders of Tokyo Smoke options, with a weighted average exercise price of $0.18 per share and expiry dates that are five years from the date of the original issuance.

During the three months ended March 31, 2018 the company issued 139,222 stock options, exercisable for Common Shares at a weighted average price of $2.76 per share and fully vested upon the grant. The options expire 5 years from the date of the grant.

The Company recognized $4,009,394 for the six-month period ended June 30, 2018 (2017 - $ 812,326) in stock-based compensation with respect to share based awards.

The following table summarizes the stock option and performance warrant activity of the Company during the six months ended June 30, 2018:

	Number of Performance Warrants and Options	Weighted Average exercise price
Outstanding, December 31, 2017	8,602,399	0.14
Granted pursuant to reverse acquisition	11,820,036	0.18
Granted	139,222	2.76
Exercised	(329,721)	0.30
Forfeited and cancelled	(1,842,386)	0.51
Oustanding March 31, 2018	18,389,549	$0.19
Granted	407,348	1.44
Exercised	(368,599)	0.25
Forfeited and cancelled	(312,438)	0.39
Oustanding Jun 30, 2018	18,115,860	$0.22

The fair value of each group of performance warrants and stock options on the date granted was estimated using the Black-Scholes valuation model. The following assumptions were used:

18

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

	30-Jun-18	31-Dec-17
Volatility	100%- 124%	70%- 90%
Risk -free interest rate	1.77% - 2.13%	0.58% - 1.77%
Expected life (years)	3.0 - 5.0	1.0 - 5.0
Dividend yield	Nil	Nil
Forfeiture rate	10%	10%
Share price	$1.45	$0.30 - $1.12

RSUs

The Company’s restricted share unit plan and stock option plan allow for the reservation of a number of Common Shares issuable pursuant to stock options and RSUs not to exceed, in the aggregate, 20% of the Company’s issued and outstanding Common Shares on a undiluted basis, in addition to certain other restrictions as set out in the plans.

As at June 30, 2018, the Company had 1,504,667 RSUs issued and outstanding (December 2017 – 20,000). The weighted average fair value of the 1,846,970 RSUs granted in the six-month period ended June 30, 2018 was $2.65 per RSU (December 2017 – $0.75). The Company estimates the fair value of RSUs based on the market price of the underlying stock on the date of grant and recorded. For the six- month period ended June 30, 2018, the Company recognized $783,027, charged to stock-based compensation with respect to the restricted stock awards and cancellations relate to issuance on a net of tax settlement basis.

The following table summarizes the stock option and performance warrant activity:

	Number of Restricted Stock Units	Weighted Average grant date fair value
Outstanding, December 31, 2017	20,000	0.75
Granted	1,646,970	2.84
Exercised	(92,167)	2.85
Forfeited and cancelled	(105,173)	0.29
Oustanding March 31, 2018	1,469,630	$2.81
Granted	200,000	1.44
Exercised	(67,407)	2.57
Forfeited and cancelled	(88,156)	2.58
Oustanding Jun 30, 2018	1,514,067	$2.65
14. Related Parties

Key management personnel of the Company consist of its executive management and Board of Directors (as the Directors are considered to have control of the Company). In addition to the salaries and fees paid to key management, the Company also provides compensation to both groups under its share-based compensation plans. Compensation expenses paid to key management personnel were as follows:

	Six months ended	Twelve months ended
	June 30, 2018	December 31, 2017
Short-term benefits	2,272,969	374,038
Share based awards	1,500,803	411,054
Key Management personnel compensation	$3,773,772	$785,092

19

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

Related Party Transactions

On January 5, 2018 Koicha Partners LP purchased 1,798,562 shares of the Company (then called DOJA Cannabis Company Limited) at a rate of $1.39 per share for a total of $2,500,001. A director of the Company also holds a position as a general and limited partner of Koicha Partners LP.

On March 23, 2018, the Company made an investment in Kaya Inc. The Company and Kaya share a common member on their respective board of directors. Alan Gertner (chief executive officer and a director of the Company) and Lorne Gertner (a director of the Company) are also shareholders of Kaya Inc (note 10).

On March 28, 2018, the Company entered into a letter of intent to establish a co-marketing, retail and select distribution agreement with GSW Creative Corporation Inc. A director of the Company is the sole shareholder of Uji Capital LLC, which holds convertible debt of GSW Creative Corporation Inc.

15.	Capital Management

The Company’s objective in managing capital is to ensure there is sufficient liquidity to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as net equity and debt, comprised of issued share capital and accumulated deficit, as well as convertible debentures, loans and mortgages payable.

The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures. Since inception, the Company has primarily financed its liquidity needs through issuance of shares, convertible promissory notes payable, convertible debentures and loans.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

16.	Financial Instruments and Risk Management

The Company has classified its cash as fair value through profit and loss (“FVTPL”), accounts receivable and other receivables as loans and receivables, and accounts payable and accrued liabilities, convertible debentures, loans and mortgage payable as other financial liabilities.

The carrying values of cash, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to their short periods to maturity. Convertible debentures are recorded at the net present value of the obligation.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3 – inputs for assets and liabilities not based upon observable market data

Cash and cash equivalents, marketable securities, and mortgage payable are classified as Level 1 financial instruments.

Convertible debentures and long-term investments are classified as Level 2 financial instruments.

20

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

The Company’s other financial instruments, including other receivable and accounts payable are carried at cost which approximates fair value due to the relatively short maturity of those instruments.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash is held at a major Canadian bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

(b)	Liquidity Risk

The Company is exposed to liquidity risk or the risk of not meeting its financial obligations as they come due. The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations (see note 15). All of the Company’s financial liabilities are due within one year except for the mortgage payable, loan and convertible debentures.

(c)	Interest Rate Risk

The Company is subject to interest rate risk from its loans that have a variable interest rate, based on Royal Bank Prime plus 3%. A 1% increase or decrease in the prime interest rate would result in an annual increase or decrease of interest expense of $704.

All other debt instruments, which include the convertible debentures and mortgage payable, have fixed interest rates.

17.	Commitments

The Company has debt repayment, lease obligations and marketing commitments as at June 30, 2018 as follows:

	Current	1-2 Years	3-5 Years	>5 Years	Total
Convertible Debenture	$444,840	$1,677,760	$-	$-	$2,122,600
Mortgage payable	40,056	80,112	543,692	-	663,860
Loans payable	32,681	35,634	-	-	68,315
Lease obligations	237,546	471,796	468,392	379,196	1,556,930
Total	$755,123	$2,265,302	$1,012,084	$379,196	$4,411,704

In addition to the commitments noted above, the Company has entered into consulting agreements that will require payments of $650,000 in cash and $300,000 in shares within the next nine months.

18.	Events After the Reporting Period

Canopy Growth Corporation Purchase and Sale Agreement

On July 10, 2018, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Canopy Growth Corporation (“Canopy Growth”), pursuant to which Canopy Growth has agreed to acquire all of the issued and outstanding Common Shares of the Company (the “Canopy Arrangement”). Under the Arrangement Agreement, shareholders of the Company will receive 0.046 of a common share of Canopy Growth for each Common Share of the Company held.

Completion  of  the  Canopy  Arrangement  is  subject  to  necessary court  approval,  approval  under the

Competition Act  (Canada),  and stock  exchange approvals  of  each  of  the TSX,  NYSE  and  CSE, and

21

Hiku Brands Company Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

approval of not less than 662/3% of the votes cast by shareholders of the Company, present in person or represented by proxy at a special meeting of shareholders scheduled to be held August 30, 2018. Subject to obtaining court and regulatory approval and satisfying other conditions to the Canopy Arrangement, including the approval of Hiku shareholders, the transaction is expected to close on or about September 5, 2018.

Termination of WeedMD Inc. Arrangement Agreement

On April 19, 2018, the Company entered into an arrangement agreement to merge with WeedMD (the “WeedMD Arrangement Agreement”) by way of a plan of arrangement under the Business Corporations Act (Ontario), pursuant to which WeedMD shareholders would receive 1.4185 Common Shares of Hiku, in exchange for each common share of WeedMD held.

As a result of an unsolicited offer from Canopy Growth in respect of the Canopy Arrangement described above, the Board of the Company, in conjunction with its financial and legal advisors, determined that the Canopy Growth offer was superior to that of WeedMD. WeedMD waived its option to match Canopy Growth’s offer and consequently the WeedMD Arrangement Agreement was terminated and the Company paid WeedMD a $10 million termination fee in accordance with the WeedMD Arrangement Agreement. Canopy Growth advanced the Company the funds to pay the termination fee pursuant to a promissory note.

Supply Agreements

The Company recently entered into supply agreements as follows;

i)	On July 12, 2018, the Company completed a supply agreement with the British Columbia Liquor Distribution branch.

ii)	On August 20, 2018, the Company entered into a supply agreement with the Ontario Cannabis Store to supply 25 SKU’s of cannabis for online sale in Ontario starting October 17, 2018.

22

SCHEDULE B

PRO-FORMA FINANCIAL STATEMENTS

- see attached -

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2018

UNAUDITED (Expressed in CDN $000's)	Canopy Growth	Hiku	Notes	Pro Forma Adjustments	Pro Forma Consolidated
Assets Current assets
Cash and cash equivalents	$657,896	$19,017	3a)	$(11,994)	$664,919
Amounts receivable	27,746	1,365			29,111
Biological assets	52,811	738			53,549
Inventory	118,204	939			119,143
Prepaid expenses and other assets	36,137	598			36,735
	892,794	22,657		(11,994)	903,457
Property, plant and equipment	479,898	13,754			493,652
Other long-term assets	26,973	-			26,973
Investments in associates and joint ventures	93,269	-			93,269
Other financial assets	177,282	904			178,186
Intangible assets	101,723	988			102,711
Goodwill	340,374	178,957	3a)	(178,957)	908,445
			3a)	568,071
	$2,112,313	$217,260		$377,120	$2,706,693
Liabilities Current liabilities
Accounts payable and accrued liabilities	$127,248	$2,797	3b)	$1,988	$132,033
Deferred revenue	767	39			806
Current portion of long-term debt	2,539	47			2,586
	130,554	2,883		1,988	135,425
Long-term debt	617,749	602			618,351
Deferred tax liability	30,815	485			31,300
Long-term financial liabilities	108,732	-			108,732
Deferred revenue	-	176			176
Convertible debentures	-	1,271			1,271
	887,850	5,417		1,988	895,255
Shareholders' equity
Share capital	1,124,485	213,621	3a)	543,866	1,668,351
Other reserves	145,564	11,567	3c) 3c)	(213,621)	160,050
				(11,567)
Warrant reserve	-	8,675	3a) 3c)	14,486	30,611
				(8,675)
Accumulated other comprehensive income	39,280	(14)	3a) 3c)	30,611	39,280
				14
Deficit	(171,926)	(22,006)	3c)	22,006	(173,914)
			3b)	(1,988)
Equity attributable to Canopy Growth Corporation	1,137,403	211,843		375,132	1,724,378
Non-controlling interests	87,060	-			87,060
Total equity	1,224,463	211,843		375,132	1,811,438
	$2,112,313	$ 217,260		$377,120	$2,706,693

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2018

UNAUDITED

(Expressed in CDN $000's except share amounts)

				Pro Forma	Pro Forma
	Canopy Growth	Hiku	Notes	Adjustments	Consolidated

Revenue	$25,916	$321			$26,237

Inventory production costs expensed to cost of sales	14,832	326			15,158

Gross margin before the undernoted	11,084	(5)		-	11,079

Fair value changes in biological assets included in inventory sold and other inventory charges	26,388	-			26,388
Unrealized gain on changes in fair value of biological assets	(57,289)	(71)			(57,360)

Gross margin	41,985	66		-	42,051

Sales and marketing	17,266	1,081			18,347
Research and development	756	-			756
General and administration	19,588	1,555			21,143
Professional Fees		1,562			1,562
Acquisition-related costs	1,884	-			1,884
Share-based compensation expense	23,072	1,007	4a)	(1,007)	23,425
			4a)	353
Share-based compensation expense related to acquisition milestones	7,095	-			7,095
Accretion on convertible debentures		190			190
Impairment of fixed assets		464			464
Depreciation and amortization	3,030	398	4b)		3,428

Operating expenses	72,691	6,257		(654)	78,294

Loss from operations	(30,706)	(6,191)		654	(36,243)

Share of loss on equity investments	(2,569)	-			(2,569)
Interest expense, net		(503)			(503)
Unrealized gain (loss) on investments		(237)			(237)
Other income (expense), net	(60,426)	3			(60,423)
Total other expense, net	(62,995)	(737)		-	(63,732)

Loss before income taxes and other comprehensive loss	(93,701)	(6,928)		654	(99,975)

Income tax (expense) recovery	2,723	-			2,723

Net loss	$(90,978)	$(6,928)		$654	$(97,252)

Other comprehensive loss		(14)			(14)

Total comprehensive Loss	$(90,978)	$(6,942)		$654	$(97,266)

Comprehensive Income (Loss) attributable to:
Canopy Growth Corporation	$(80,277)	$(6,942)	4a)	$654	$(86,565)
Non-controlling interests	(10,701)	-	-	-	(10,701)
	$(90,978)	$(6,942)		$654	$(97,266)
Earnings per share, basic and diluted
Net loss per share:	$(0.40)				$(0.42)
Weighted average number of outstanding common shares:	200,160,740		3a)	7,943,123	208,103,863

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2018

UNAUDITED

(Expressed in CDN $000's except share amounts)

				Pro Forma	Pro Forma
	Canopy Growth	Hiku	Notes	Adjustments	Consolidated
		Note 6
Revenue	$77,948	$761			$78,709

Inventory production costs expensed to cost of sales	37,790	1,123			38,913

Gross margin before the undernoted	40,158	(362)		-	39,796

Fair value changes in biological assets included in inventory sold and other inventory charges	66,268	-			66,268
Unrealized gain on changes in fair value of biological assets	(100,302)	(660)			(100,962)

Gross margin	74,192	298		-	74,490

Sales and marketing	38,203	2,524			40,727
Research and development	1,453				1,453
General and administration	43,819	4,917			48,736
Professional Fees	-	1,783			1,783
Acquisition-related costs	3,406	-	3b)	1,988	5,394
Share-based compensation expense	29,631	4,900	4a)	(4,900)	32,890

Share-based compensation expense related to acquisition milestones	19,475	-			19,475
Accretion on convertible debentures	-	411			411
Depreciation and amortization	20,486	364	4b)		20,850

Operating expenses	156,473	14,899		347	171,719

Loss from operations	(82,281)	(14,601)		(347)	(97,229)

Listing costs	-	(3,925)			(3,925)
Share of loss on equity investments	(1,473)	-			(1,473)
Interest expense, net		66			66
Unrealized gain (loss) on investments		595			595
Realized gain (loss) on investments		4			4
Other income (expense), net	31,213	13			31,226

Total other income, net	29,740	(3,247)		-	26,493

Income (loss) before income taxes	(52,541)	(17,848)		(347)	(70,736)

Income tax (expense) recovery	(1,593)	848			(745)

Net income (loss)	$(54,134)	$(17,000)		$(347)	$(71,481)

Net income (loss) attributable to:
Canopy Growth Corporation	$(70,353)	$(17,000)		$(347)	$(87,700)
Non-controlling interests	16,219	-	-	-	16,219
	$(54,134)	$(17,000)		$(347)	$(71,481)

Earnings per share, basic and diluted
Net loss per share:	$(0.40)				$(0.47)
Weighted average number of outstanding common shares:	177,301,767		3a)	7,943,123	185,244,890

Canopy Growth Corporation

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(amounts in Canadian thousands of dollars unless noted otherwise, except for per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed interim consolidated statement of financial position as at June 30, 2018, the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018 and the unaudited pro forma consolidated statement of operations for the year ended March 31, 2018 of Canopy Growth Corporation (“Canopy”) were prepared for illustrative purposes only in compliance with National Instrument 51-102 – Continuous Disclosure Obligations.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statement of operations of Canopy Growth Corporation (“Canopy”) are comprised of information derived from:

•	the unaudited condensed interim consolidated statement of financial position of Canopy as at June 30, 2018;
•	the unaudited condensed interim consolidated statement of financial position of Hiku Brands Company Ltd. (“Hiku”) as at June 30, 2018;
•	the unaudited condensed interim consolidated statement of operations of Canopy for the three months ended June 30, 2018;
•	the unaudited condensed interim consolidated statement of operations of Hiku for the three months ended June 30, 2018;
•	the audited consolidated statement of operations of Canopy for the year ended March 31, 2018;
•	the amended and restated unaudited interim condensed consolidated statement of loss of Hiku for the three months ended March 31, 2018;
•	the audited consolidated statement of loss of Hiku for the nine months ended December 31, 2017; and
•	the audited consolidated statement of loss of TS Brandco Holdings Inc. (“TS Brandco”) for the year ended December 31, 2017 (see Note 6).

The unaudited pro forma condensed consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with Canopy’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2018 and the audited consolidated financial statements of Canopy for the year ended March 31, 2018.

The unaudited pro forma consolidated financial information gives effect to the Company’s acquisition of Hiku Brands Company Ltd. (“Hiku”) as if it had occurred as at June 30, 2018 for the purposes of the unaudited pro forma condensed interim consolidated statement of financial position and as at April 1, 2017 for the purposes of the unaudited pro forma consolidated statement of operations for the year ended March 31, 2018 and for the purposes of the unaudited pro forma condensed interim consolidated statement of operations for the three months ended June 30, 2018.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the consolidated financial statements of Canopy for the year ended March 31, 2018 except for the accounting policy with respect to production and fulfillment related depreciation which was changed as of April 1, 2018, and the adoption of IFRS 9 and 15 on April 1, 2018. These changes were described in note 3 to the condensed interim consolidated financial statement for the three months ended June 30, 2018. There was no change to the comparative periods or  transitional adjustments arising  from the adoption of IFRS 9 and 15 on April 1, 2018.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of Hiku been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

2.	DESCRIPTION OF TRANSACTION

On September 5, 2018, Canopy acquired all issued and outstanding shares of Hiku, which are listed on the Canadian Securities Exchange (“CSE”) under the symbol “HIKU”, on the basis that each Hiku shareholder will receive 0.046 of a common share of Canopy (the “exchange ratio”) for each Hiku share held (the “Acquisition”).

All of Hiku’s outstanding options (“Hiku Options”) were exchanged for an equivalent option granted pursuant to Canopy’s stock option plan (each, a “Replacement Option”) to purchase from Canopy the number of common shares (rounded down to the nearest whole share) equal to: (i) the exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku Option. Each such Replacement Option provides for an exercise price per common share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku Option; divided by (y) the exchange ratio.

All of Hiku’s outstanding warrants continued to be governed by and subject to the terms of the original warrant agreements but upon exercise will be exercisable for an equivalent number of Canopy shares equal to: (i) the exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku warrant. Each such warrant provides for an exercise price per common share equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku warrant; divided by (y) the exchange ratio.

All of Hiku’s restricted share units (“Hiku RSUs”) vested immediately and were exchanged for one Hiku common share per Hiku RSU, which was then exchanged for common shares of Canopy at the exchange ratio pursuant to the Acquisition.

The exchange ratio represents $3.15 per Hiku share and a premium of 42% based on the 20-day volume weighted average price of Hiku shares on the CSE immediately preceding the acquisition date.

3.PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at June 30, 2018 has been adjusted to reflect the following transactions as if the acquisition of the Acquisition had been completed on June 30, 2018:

(a)	The Acquisition is expected to be accounted for as a business combination under IFRS 3 Business Combinations.

The aggregate consideration for this transaction was $600,957, which includes:

•	7,943,123 common shares with a fair value of $543,866, based on the Company’s share price on the date of the transaction.
•

$14,487 which is comprised of $13,537 related to the fair value of the replacement options relating to pre-combination services and $949 allocated to the conversion feature of the convertible debenture.

•

A $11,994 cash payment which includes an effective settlement of a $10,000 cash advance to Hiku which was used by Hiku to pay the termination fee owed in connection with a previously announced transaction

•	Replacement warrants with a fair value of $30,611

The net assets acquired and considered paid for 100% ownership in Hiku is preliminarily allocated as follows:

Cash and cash equivalents	$19,017
Amounts receivable	1,365
Inventory and Biological Assets	1,677
Prepaids and other assets	598
Property, plant and equipment	13,754
Other Financial Assets	904
Intangible Assets	988
Total Assets	$38,303
Accounts payable and accrued liabilities	2,797
Debt and Other Liabilities	864
Deferred tax liability	485
Convertible Debenture	1,271
Total Liabilities	$5,417

Net Assets Acquired	$32,886

Consideration paid in cash	$11,994
Consideration paid in shares	543,866
Replacement Options	13,537
Replacement Warrants	30,611
Other consideration	949
Total consideration	$600,957

Goodwill	$568,071

The pro forma fair value adjustment of Canopy’s interest is subject to change based on finalization of valuation adjustments and completion of management’s assessment of the fair values of the assets and liabilities of Hiku. Due to the timing of the announcement of the acquisition, Canopy has not yet obtained sufficient information to accurately determine the fair market value of Hiku’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at June 30, 2018, except for the elimination of Hiku’s historical goodwill of $178,957. Goodwill represents the amount by which the fair value adjustment exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the fair value adjustment will be based on the net assets purchased as of the closing date of the Transaction and other information available at that time; there may be material differences from this pro forma fair value allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as: certain identified intangible assets, including licenses.

If a portion of the goodwill is allocated to Hiku’s intangible assets a pro forma adjustment related to depreciation expense would be required. For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $2,000 - $3,333 based on Canopy’s straight-line depreciation periods of 3 – 5 years as disclosed in their consolidated financial statements. The actual depreciation recorded will be subject to the determination of the useful lives and the allocated fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimated at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

(b)

Estimated acquisition related costs of approximately $1,988 (relating to investment banker, legal, regulatory and accounting fees) have been recorded to the opening deficit of the pro forma consolidated statement of financial position of Canopy as at March 31, 2018 and reflected in the pro forma consolidated statement of operations of Canopy for the year ended March 31, 2018 on the basis that these expenses are directly incremental to the Acquisition. The pro forma financial statements do not reflect a deferred tax asset that would otherwise result from tax effecting the acquisition related costs due to the Company’s history of losses.

(c)	The elimination of Hiku equity accounts

4.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND ADJUSTMENTS

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the three months ended June 30, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the Acquisition had been completed on April 1, 2017:

(a)

As discussed in Note 3(a), consideration for the Acquisition includes 291,629 replacement options based on an exchange ratio of 0.046 Canopy options to each Hiku option outstanding. Included in the share-based compensation expense is the impact of all remaining unvested options post acquisition using the Black Scholes option pricing model to establish the fair value of options outstanding which amounts to $3,259 and $353 for the year ended March 31, 2018 and three month period ended June 30, 2018, respectively, offset by Hiku’s historical share-based compensation expense of $4,900 and $1,007 for the year ended March 31, 2018 and three month period ended June 30, 2018, respectively.

(b)

As discussed in Note 3(a), if a portion of the goodwill is allocated to intangible assets, a pro forma adjustment related to depreciation expense would be required. For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $2,000 - $3,333 on an annual basis based on Canopy’s straight-line depreciation periods of 3

- 5 years which represents the useful life of its intangible assets. Licenses are amortized over the useful life of its related facility. The actual depreciation recorded will be subject to the determination of the useful lives allocated and the fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimated at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

5.	PRO FORMA NET LOSS PER SHARE

The pro forma net loss per share for the three months ended June 30, 2018 and the year ended March 31, 2018 is as follows:

FOR THE THREE MONTHS ENDED JUNE 30, 2018
Pro forma net loss attributable to CGC	(86,565)
Weighted average shares outstanding	200,160,740
Pro forma shares issed for acquisition	7,943,123
Pro forma weighted average shares outstanding	208,103,863

Pro forma net loss per share	(0.42)
FOR THE YEAR ENDED MARCH 31, 2018
Pro forma net loss attributable to CGC	(87,700)
Weighted average shares outstanding	177,301,767
Pro forma shares issed for acquisition	7,943,123
Pro forma weighted average shares outstanding, basic	185,244,890

Pro forma net loss per share	(0.47)

6.	HIKU STATEMENT OF OPERATIONS

Hiku changed its year end from March 31 to December 31 beginning on April 1, 2017. For purposes of the unaudited pro forma statement of operations, the Hiku statement of operations for the 12 months ended March 31, 2018 have been constructed from the Hiku statement of loss for the 9 months ended December 31, 2017 and the Hiku statement of loss for the 3 months ended March 31, 2018. Furthermore, Hiku completed the acquisition of TS Brandco on January 30, 2018 and, as a result, 12 months of operations for TS Brandco are required to be included in the unaudited pro forma statement of operations. TS Brandco’s audited statement of loss for the 12 months ended December 31, 2017 has been added to Hiku’s and TS Brandco’s unaudited statement of loss for the period from acquisition to March 31, 2018 has been deducted from Hiku’s in order to provide 12 months of TS Brandco’s results in the pro forma statement of operations.

The following summarizes the constructed statement of operations for Hiku:

	Hiku Brands Company Ltd.		TS Brandco Holdings Inc.
	3 months ended March 31, 2018	9 months ended December 31, 2017	12 months ended December 31, 2017	Less: period from January 31, 2018 to March 31, 2018	Hiku 12 months ended March 31, 2018
Retail sales	$246	$-	$736	$(246)	$736
Retail cost of sales	(202)	-	(563)	202	(563)
Licensing	-	-	25	-	25
Production cost of sales	(15)	(510)	-	-	(525)
Production amortization and depreciation	(13)	(22)	-	-	(35)
Gross margin before the undernoted	16	(532)	198	(44)	(362)
Unrealized gain on change of fair value in biological assets	396	264	-	-	660
Gross margin	412	(268)	198	(44)	298

Sales and marketing	1,126	925	895	(422)	2,524
General and administration	2,789	887	2,840	(1,599)	4,917
Professional fees	471	275	1,320	(283)	1,783
Stock based compensation	3,003	741	1,156	-	4,900
Accretion on convertible debentures	411	-	-	-	411
Depreciation and amortization	46	66	260	(8)	364
	7,846	2,894	6,471	(2,311)	14,900
Loss from operations	(7,434)	(3,162)	(6,273)	2,267	(14,602)

Listing costs	-	(3,925)	-	-	(3,925)
Interest income (expense), net	45	-	(15)	36	66
Unrealized gain (loss) on investments	(238)	-	543	290	595
Realized gain (loss) on investments	4	-	-	-	4
Other income, net	15	(1)	(1)	-	13
Loss before income taxes	$(7,608)	$(7,088)	$(5,746)	$2,594	$(17,848)
Income tax (expense) recovery	-	848	-	-	848
Net loss and comprehensive loss	$(7,608)	$(6,240)	$(5,746)	$2,594	$(17,000)